

BUILDING OUR FUTURE

ELDORADO GOLD ANNUAL REPORT 2014

eldoradogold

Eldorado Gold

Eldorado is a leading low-cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. Our success to date is based on a low-cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where we operate.

TABLE OF CONTENTS



Cover: Efemçukuru processing plant, Turkey   Back cover: Kışladağ open pit, Turkey

2014 Highlights

Record production of

789,224

ounces of gold


KD5917



9%

increase in gold production year over year

Year end proven and probable gold reserves of

~26 million

ounces

Flat cash costs year over year of

$500/oz

(2013: $494 per ounce)



Approximately

$875 million

of liquidity on balance sheet at year end



Year over year reduction in our global Lost-Time Injury Frequency Rate (LTIFR)



< Efemçukuru processing plant, Turkey

2014 Results

	2014	2013	2012
OPERATIONAL			
Gold produced (oz) [1]	789,224	721,201	656,324
Cash operating costs ($/oz)	500	494	483
Total cash costs ($/oz)	557	551	554
All-in sustaining costs ($/oz) [2]	779	–	–
Average realized gold price ($/oz)	1,266	1,407	1,674
Gold reserves (Moz) [3]	25.9	27.7	25.8
FINANCIAL ($ MILLIONS EXCEPT WHERE NOTED)			
Revenues (from all metals)	1,067.9	1,124.0	1,147.5
Gross profit from gold mining operations	382.7	481.1	595.0
Adjusted net earnings	138.7	192.9	327.3
Adjusted net earnings per share (basic)	0.19	0.27	0.48
Net profit (loss) attributable to shareholders	102.6	(653.3)	305.3
Net profit (loss) attributable to shareholders per share	0.14	(0.91)	0.44
Cash flow from operations (before changes in working capital)	342.9	382.0	447.7
Dividends paid per share ($CDN)	0.02	0.12	0.15

(1) Includes production from Olympias tailings retreatment.
(2) The Company adopted all-in-sustaining-costs (a non-IFRS measure) in 2014.
(3) Please see our Annual Information Form for the year ended December 31, 2014 for more information on our resources and reserves.

All dollar figures, unless otherwise noted, are in US dollars.

REVIEW OF RESULTS

2014 was another year of lower gold prices, with gold trading between $1,142 and $1,385 per ounce. We finished the year with an average realized gold price of $1,266 per ounce, 10% lower than 2013. While lower realized gold prices impacted gross profit from gold mining operations, the impact of lower gross margins was partially offset by a 7% increase in gold ounces sold. Costs remained flat with all-in sustaining costs (AISC) of $779 per ounce. Gold reserves totalled almost 26 million ounces at year end, a decrease of 6.5% driven by depletion from mining and a pit redesign at Kişladağ. Both White Mountain and Jinfeng increased reserves in 2014.

GOLD PRODUCTION

(oz) [1]


656,324
721,201
789,224
2012
2013
2014

OPERATING CASH COSTS

($/oz)


483
494
500
2012
2013
2014

TOTAL LIQUIDITY

($M)


1,191.8
998.9
876.3
2012
2013
2014

REVENUES FROM ALL METALS

($M)


1,147.5
1,124.0
1,067.9
2012
2013
2014

AVERAGE REALIZED GOLD PRICE

($/oz)


1,674
1,407
1,266
2012
2013
2014

CASH FLOW FROM OPERATIONS

($M)


447.7
382.0
342.9
2012
2013
2014

(1) 2013 and 2014 includes production from Olympias tailings retreatment.

Letter to Our Shareholders

Fellow shareholders,

Despite challenging market conditions, I am very pleased to report that 2014 has been another successful year for Eldorado Gold.

Eldorado achieved its highest-ever gold production of close to 800,000 ounces at industry-leading cash operating costs. All of our mines delivered solid operational results, reflective of the skills and dedication of all of our fellow employees who raise the quality of our performance each year. We made significant progress at our two key development projects Skouries and Olympias in Greece. With approximately $875 million in total liquidity at year end, our balance sheet remains one of the strongest in the industry, allowing us to internally fund our robust growth pipeline.

> "All of our mines delivered solid operational results, reflective of the skills and dedication of all of our fellow employees who raise the quality of our performance each year."

OPERATIONAL HIGHLIGHTS

It was a strong year for our operations, with all of our mines delivering a consistently solid performance and meeting or exceeding their guidance for 2014. Gold production increased 9% to 789,224 ounces (2013 – 721,201 ounces) and operating cash costs remained virtually flat at $500 per ounce (2013 – $494 per ounce) and with all in sustaining cash costs of $779 per ounce for the year. Our costs remained within the lower quartile of the industry average.

In Turkey, Kişladağ and Efemçukuru delivered reliably with cash operating costs coming in below guidance. Our Chinese mines had very strong years with production about 10% above guidance across the board. Jinfeng and Tanjianshan performed particularly well, with cash costs some 12% and 14% below guidance respectively. These results show the disciplined approach in which our teams operate and the pride they take in delivering to plan.



< Electric loader at Kişladağ, Turkey

BUILDING VALUE IN CHINA

Over the past year, we evaluated various options to maximise value from our Chinese assets. With our Eastern Dragon project, we entered into a joint venture with CDH Investments, whereby CDH invested $40 million for a 20% partnership interest. Construction is expected to resume at Eastern Dragon this upcoming summer, with production expected late in the year. We also announced that we are evaluating a potential listing of our Chinese assets on the Hong Kong Stock Exchange. We would complete the permitting on Eastern Dragon before any listing and timing will be predicated on suitable equity conditions, along with other considerations.

OUR FUTURE GROWTH

Greece, in a period of evolving political, economic and social change, remains a priority for us and our future growth. In 2014, we made excellent progress at Skouries. At year end, all mills were set in place and underground development was well under way with over 500 metres of the decline complete. By the latter part of 2015, we will have peak construction crews on site of about 1,300–1,400 people and we are on schedule to commence production towards the end



Installation of the SAG mill at Skouries, Greece

> "Every year our people work hard to maintain Eldorado's position as an industry-leading producer. I would like to sincerely thank our teams for their collaboration, effort and dedication in 2014."

of 2016. At Olympias we continued with tailings treatment and surface rehabilitation while moving ahead with Phase II development and Phase III planning. Our operations in Greece now employ over 2,000 people directly, and we estimate that there are over 3,000 additional people employed indirectly as a result of our investment in the country. Once in full production, Olympias and Skouries will be very strong cash generators for the Company and significant contributors to the local society and Greek economy.

At Certej in Romania, we will complete a feasibility study by mid 2015 and we expect to spend approximately $25 million in the year ahead on land acquisition, the feasibility study and site development costs.

At Kişladağ in Turkey, we received a positive Environmental Assessment decision on our planned Phase IV mine expansion, which allows for an expanded production rate of 20 million tonnes of crushed ore. However, due to capital commitments at Skouries and Olympias, we have opted to defer this expansion project until 2017.

SOLID FINANCIAL RESULTS

We ended the year with liquidity of approximately $875 million, including more than $500 million in cash and the remainder in unused lines of credit. This places us in an excellent position to build out our mines and invest in our business.

In a year that saw the S&P/TSX Global Gold Index decrease almost 11%, Eldorado's share performance again separated us from our peers, with a share price appreciation of 13% over the year.

SAFE, ACCOUNTABLE AND CREDIBLE

Our teams worked collaboratively on strengthening our safety culture in 2014. Their dedication helped us achieve record safety performance and finish another year with no environmental incidents.

We continue to put our stated values of acting with respect for our people and our neighbours into practice. Our 20-year history of successfully operating in Brazil and Turkey is a testament to how we manage our relationships in those countries with integrity and transparency. We invest time and money not only in our operations but also in the communities where we operate, building opportunities for individuals, communities and governments.

OUR OUTLOOK

Looking at the year ahead, we expect to produce between 640,000–700,000 ounces of gold at an average cash cost ranging between $570–$615 per ounce, again in the lowest quartile of an industry which is experiencing a constant increase in operating costs.

Every year our people work hard to maintain Eldorado's position as an industry-leading producer. I would like to sincerely thank our teams for their collaboration, effort and dedication in 2014. They are integral to this Company's success, and with their skills, ideas and passion, we will continue to build a quality business that delivers value for all of our stakeholders.

(Signed)

Paul Wright
CEO, Eldorado Gold Corporation

In Conversation

WITH ELDORADO'S EXECUTIVE TEAM

PAUL WRIGHT, CEO

How has Eldorado got to where it is today?

The strategy for the Company has remained the same over the past 15 years, driven by a desire to build a sustainable, high-quality business in the gold sector. That strategy has led us on a path of acquisition and exploration to assemble a portfolio of high-quality assets that provide geographic diversification in prospective regions. We have been deliberate in selecting regions where we were able to enter with first-mover advantage - where we were able to establish dominant land positions and show that we intended to be there in the long term.

A large part of our success in executing on our portfolio of assets is directly attributable to the strength of our in-country teams in the regions we operate. These teams have ensured the Corporation's success in understanding and adapting to each of these unique operating environments.

Today, we are proud of our industry-leading growth and cost profile. We continue to expand and develop our assets with a view to becoming a 1.5 million ounce gold producer.

PAUL SKAYMAN, COO

What sets Eldorado apart in terms of how it operates?

Eldorado is very decentralized and that alone makes us quite unique. With a head office in Vancouver and significant time differences between the countries where we operate, we do not try to micro-manage our operations. We leave the day-to-day business to our in-country teams, who understand the cultural, community and political nuances of doing business in their home countries.

This approach has been particularly successful for Eldorado: it encourages local ownership and only significant issues are elevated to the corporate level. Frequent contact with our in-country management ensures they have adequate corporate support. We all share a commitment to being responsible operators focused on building and managing quality assets.

> "The strategy for the Company has remained the same over the past 15 years, driven by a desire to build a sustainable, high-quality business in the gold sector."
>
> Paul Wright, CEO

NORM PITCHER, PRESIDENT

What do you see as essential to Eldorado's continued success?

Eldorado has always focused on developing quality assets managed by strong technical teams, prioritizing stakeholder relationships at all levels, and conducting exploration in prospective geological locations. We've learned over the years to be patient, do our due diligence and hire good people. These are the pillars of support that provide the basis for a successful mining company, and in many ways define what Eldorado stands for. They have gotten us to where we are today and will be what we continue to focus on to be successful going forward.

FABIANA CHUBBS, CFO

How would you describe the Company's financial performance in 2014?

This was another solid year for Eldorado. Despite depressed metal prices, cash flows from operations were stable and we continued to allocate capital prudently. We ended the year with liquidity of approximately $875 million, including $500 million in cash, cash equivalents and term deposits, and $375 million in undrawn lines of credit. While lower



Left to right: Paul Skayman, Fabiana Chubbs, Norm Pitcher, Paul Wright, Dawn Moss.

realized gold prices impacted gross profit from gold mining operations, the impact of lower gross margins was partially offset by a 7% increase in gold ounces sold. Costs were virtually flat year over year, reflecting our focus on controlling costs across our operations. Eldorado's low leverage continues to ensure we have a leading balance sheet and the cash, liquidity and financial flexibility to fund our development projects going forward.

DAWN MOSS, EVP ADMINISTRATION AND CORPORATE SECRETARY

How does Eldorado approach governance? Is Eldorado making any significant changes to its policies and/or practices in 2015?

While Eldorado is subject to the disclosure regulations of the securities administrations and stock exchanges where our securities are traded, we also take note of the guidance requirements of proxy advisory firms and our shareholders. Our Corporate Governance and Nominating Committee (CGNC) works closely with Management to combine compliance of reporting with best practices in our industry and amongst our peer group. The CGNC and Management take into consideration mandates of all governance stakeholders and adopt a responsible reporting structure that is in the best interest of the Company, its business units and its shareholders.

An example of how the Company engages in corporate governance compliance is our approach to developing gender diversity within its Board of Directors and on its senior management team. For many years Eldorado has promoted women into senior management positions, both at its corporate office and in the regions where we operate. Three of the 10 members of the Executive and Senior Officer team in Vancouver are women and we are proud of our record of promoting and retaining a strong female workforce throughout our global operations. In 2014, Eldorado appointed its first female director to the Board of Directors and will continue to seek out individuals as Directors, regardless of gender, who exhibit the necessary skill set and experience and who are able to make the time commitment to serve as members of the Board.

> **"Eldorado has always focused on developing quality assets managed by strong technical teams, prioritizing stakeholder relationships at all levels, and conducting exploration in prospective geological locations."**
>
> Norm Pitcher, President

Strategic Priorities

2014 PERFORMANCE AND 2015 TARGETS

STRATEGIC PRIORITY	HOW WE DELIVER OUR PRIORITIES
	2014 TARGETS
Operational Excellence Being a low-cost business that consistently delivers on guidance is integral to investor confidence. We have reported record production each year for the past three years while maintaining some of the lowest cash operating costs among our peer group.	■ Produce between 730,000–800,000 oz of gold ■ Deliver cash operating costs between $550–$590 per ounce ■ Deliver AISC between $915–$985 per ounce ■ Maintain gold reserves between 20 and 25 times the production rate ■ Improve reserves and resources per share
Capital Discipline Having the financial flexibility to sustain and grow our business is fundamental. Disciplined capital allocation drives every business decision we make.	■ Maintain a significant liquidity to support our ongoing operations and expansion plans ■ Maintain a strong balance sheet ■ Exercise prudent financial management ■ Maintain a semi-annual dividend
Accountability Our reputation for doing business honestly, respecting our neighbours, minimizing our environmental impacts and keeping our people safe is essential to the sustainability of our business.	■ Reduce our Lost-Time Incident Frequency Rate (LTIFR) ■ Have no reportable environmental incidents ■ Become International Cyanide Management Code (ICMC) compliant at one or more of our Chinese operations by 2015
Building Value We are committed to building value for all those invested in us – from shareholders to community members.	■ Invest approximately 1% of pre-tax revenues in direct initiatives in the local communities where we operate ■ Review small-scale acquisition opportunities suited to our technical skills and experience

Achieved

Partially Achieved

Not Achieved

2014 PERFORMANCE	2015 TARGETS
ACHIEVED ▪ Produced 789,224 oz of gold ▪ Cash operating costs of $500 per ounce ▪ AISC of $779 per ounce ▪ Gold reserves of 26 million ounces **NOT ACHIEVED** Reserves per share 2014: 36.2 oz 2013: 38.7 oz Resources per share 2014: 49.4 oz 2013: 50.8 oz Reserves and resources stated in thousands of ounces. Resources are inclusive of reserves.	▪ Produce between 640,000–700,000 oz of gold ▪ Deliver cash operating costs between $570–$615 per ounce ▪ Deliver AISC between $960–$995 per ounce ▪ Maintain gold reserves between 20 and 25 times the production rate ▪ Continue to advance our development projects at Skouries and Olympias in Greece ▪ Begin implementation of a select number of Towards Sustainable Mining protocols from the Mining Association of Canada
ACHIEVED ▪ Total liquidity of ~$875 million at year end 2014 ▪ Debt-to-capital ratio of 10.8% at year end ▪ Rigorous planning, budgeting and forecasting processes in place ▪ Paid dividends of CDN$0.02/share	▪ Remain in the lowest quartile of industry cash costs ▪ Maintain liquidity of no less than $200 million ▪ Maintain a debt-to-capital ratio of less than 30% ▪ Pay a semi-annual dividend
ACHIEVED ▪ Reduced LTIFR to 1.44 from 1.85 in 2013 ▪ No reportable environmental incidents occurred in 2014 **PARTIALLY ACHIEVED** ▪ Jinfeng was audited by ICMC authorities in late 2014. Certification was received in early 2015.	▪ Identify and mitigate environmental and safety risks ▪ Reduce our LTIFR ▪ Finish ICMC roll-out at our Chinese operations
ACHIEVED ▪ Donations and community spending totalled $6.5 million in 2014 ▪ Acquisition of Glory Resources added approximately 475,000 oz of gold to our resource base in Greece	▪ Maximize the value of our Chinese assets ▪ Continue to treat our host communities with respect and deliver tangible and ongoing benefits ▪ Expand our channels of engagement with stakeholders

Where We Operate

OUR AREAS OF FOCUS

Our activities span three continents: Europe, Asia and South America. Of our five operating gold mines, two are in Turkey and three are in China. We also operate a silver-lead-zinc mine in Greece. Our diversified portfolio also includes flexible development options from six projects.

WHY WE FOCUS ON THESE AREAS

Eldorado has a solid track record of operating successfully in non-mainstream jurisdictions. We have strategically built our portfolio in under-explored, highly prospective areas that provide organic growth potential and access to high quality assets. Asset quality is fundamental to our strategy of being a low-cost operator. We focus on jurisdictions with a strong degree of pragmatism and a solid work ethic. From Brazil to China, we have sought out targeted opportunities that suit our technical expertise and enhance our project pipeline.



White Mountain mine, China

ASSET PIPELINE

EVALUATION AND DEVELOPMENT

- 1 **TOCANTINZINHO,** BRAZIL (GOLD)
- 5 **PERAMA HILL,** GREECE (GOLD, SILVER)
- 6 **CERTEJ,** ROMANIA (GOLD, SILVER)
- 12 **EASTERN DRAGON,** CHINA (GOLD, SILVER)






CONSTRUCTION

- 2 **OLYMPIAS,** GREECE (GOLD, SILVER, LEAD, ZINC)
- 3 **SKOURIES,** GREECE (GOLD, COPPER)





Production
Construction
Evaluation & Development
EUROPE
ROMANIA
GREECE
TURKEY
HEAD OFFICE
VANCOUVER, CANADA
ASIA
CHINA
SOUTH AMERICA
BRAZIL
1
2
3
4
5
6
7
8
9
10
11
12

PRODUCTION

- **4** **STRATONI,** GREECE (SILVER, LEAD, ZINC)
- **7** **EFEMÇUKURU,** TURKEY (GOLD)
- **8** **KIŞLADAĞ,** TURKEY (GOLD)
- **9** **TANJIANSHAN,** CHINA (GOLD)
- **10** **JINFENG,** CHINA (GOLD)
- **11** **WHITE MOUNTAIN,** CHINA (GOLD)








Operational Highlights

TURKEY: OUR CORNERSTONE MINES

Eldorado operates two gold mines in western Turkey: Kişladağ and Efemçukuru.


KIŞLADAĞ





2014 HIGHLIGHTS

Kişladağ, our open pit flagship asset, had another solid year with production up approximately 2% year over year. Fleet size was increased in 2014 to accommodate the deepening pit and increased haulage routes. Fleet electrification commenced with the implementation of the first electric shovel. Approval of the supplementary Environmental Impact Assessment (EIA) was received in Q2 2014 which allows for an expanded processing capacity. Results of optimization studies completed in 2014 indicate an optimum production rate of 20 million tonnes per year, taking into account existing plant capacity and available equipment, as well as additional accelerated capital costs. We deferred completion of this expansion at year end and will revisit it in late 2016 when the bulk of capital spending on our other development projects is complete.

OPERATING DATA

	2014
Ounces sold	311,451
Tonnes to pad	15,501,790
Grade	1.01
Sustaining capital expenditure	$41.6 M
Proven & probable reserves	8.1 Moz

PRODUCTION (OZ)


2013
306,182
2014
311,233

COSTS ($/OZ)


443
461
338
358
2014
2013
Cash Operating
Total







EFEMÇUKURU

2014 HIGHLIGHTS

Gold production from our underground Efemçukuru mine increased 9% year over year while cash operating costs decreased. Work during 2014 focused on improving efficiencies across the mine's operations with improvements made in mining methods and the implementation of the Pitram Mine Control software. We continued to mine according to plan with mining commencing in the North Ore Shoot.

OPERATING DATA

	2014
Ounces sold	101,717
Tonnes milled	436,852
Grade	8.34
Sustaining capital expenditure	$25.6 M
Proven & probable reserves	1.0 Moz

PRODUCTION (OZ)


2013
90,818
2014
98,829

COSTS ($/OZ)


573
595
580
604
2014
2013
Cash Operating
Total

Operational Highlights

CHINA: OUR CONSISTENT PRODUCERS

Eldorado operates three gold mines in China: Jinfeng, Tanjianshan and White Mountain. Together these produced over 360,000 ounces of gold in 2014.


JINFENG



2014 HIGHLIGHTS

Our open pit and underground Jinfeng mine had a very strong year with gold production 37% higher due to a full year's production from the open pit, higher average head grade and higher recovery rates. Cash operating costs were 22% lower than in 2013. Jinfeng trialled various long-hole mining methods and implemented a full tailings backfill system that will reduce future needs for tailings dam capital. The mine was audited in late 2014 by the International Cyanide Management Code (ICMC) authorities and received certification in early 2015. Jinfeng is the first gold mine in China to receive ICMC certification.

OPERATING DATA

	2014
Ounces sold	168,432
Tonnes milled	1,470,824
Grade	3.99
Sustaining capital expenditure	$16.0 M
Proven & probable reserves	2.0 Moz

PRODUCTION (OZ)


2013
123,246
2014
168,503

COSTS ($/OZ)


575
658
736
823
2014
2013
Cash Operating
Total



TANJIANSHAN

2014 HIGHLIGHTS

Our Tanjianshan open pit mine remained Eldorado's lowest-cost producer with cash operating costs of $389 per ounce in 2014. Gold production was 6% higher year over year due to higher average treated head grade and gold-in-circuit inventory drawdown. Work commenced on the underground decline to access the high-grade Qinlongtan deeps deposit which we expect to start drilling in Q2 2015. Tanjianshan achieved a year with no lost-time injuries.

OPERATING DATA

	2014
Ounces sold	107,614
Tonnes milled	1,045,440
Grade	3.69
Sustaining capital expenditure	$5.4 M
Proven & probable reserves	288 koz

PRODUCTION (OZ)


2013
101,451
2014
107,614

COSTS ($/OZ)


389
559
415
601
2014
2013
Cash Operating
Total



WHITE MOUNTAIN

2014 HIGHLIGHTS

Gold production at our underground White Mountain mine was 17% higher year over year due to higher average treated head grade, ore throughput and average recovery rate. Cash operating costs were 12% lower than in 2013. Cost savings were achieved through efficiencies and optimization of backfill operations. Improvements were made to White Mountain's fleet maintenance program, with all maintenance now done onsite. Underground exploration saw a 20% increase in proven and probable gold reserves and safety performance improved through various initiatives.

OPERATING DATA

	2014
Ounces sold	85,308
Tonnes milled	850,782
Grade	3.47
Sustaining capital expenditure	$20.4 M
Proven & probable reserves	571 koz

PRODUCTION (OZ)


2013
73,060
2014
85,308

COSTS ($/OZ)


617
657
705
745
2014
2013
Cash Operating
Total

Adding Value Through Exploration

2014 IN REVIEW

We invested a total of $33.8 million, including capitalized exploration costs, at our mine sites and exploration projects in 2014. Our exploration activities included drilling approximately 58,000 metres on 20 projects across Turkey, China, Brazil, Greece and Romania

In Turkey, drilling programs focused on surface targets at our Efemçukuru mine site, which included step-outs from previous drilling on the Kokarpinar vein and preliminary drill testing of the Dedebaĝ vein.

Brownfields and in-mine exploration programs were the exploration focus in China. At Tanjianshan, resource drilling programs included Qinlongtan North, step-out drilling at the Xijingou deposit and testing targets within the pit at Jinlonggou. At the White Mountain mine, exploration drilling identified down-dip extensions to all three zones of the main orebody.

In Brazil, we drill-tested our early-stage projects at Goldfish, Anicuns and Rubens Zilio. At Tocantinzinho, we further defined resources within historical tailings overlying the main deposit and completed the first-pass drilling program on the more than 6 kilometre-long copper-gold anomaly at Santa Patricia.

In Greece's Halkidiki district, we completed 6,500 metres of drilling at the Piavitsa project, which now extends over a 2.5-kilometre strike length along the mineralized Stratoni Fault zone. At Skouries, exploration activity focused on drill target definition at the nearby Tsikara prospect and preliminary drill-testing of an untested porphyry target adjacent to the deposit. We also added the Sapes project to our Greece portfolio during the year with the acquisition of Glory Resources.

In Romania, exploration drilling was completed at the Bocsa, Magura, Muncel, Brad and Deva projects, all of which are situated in the Apuseni district near our Certej deposit. The team also relogged 105,000 metres of Certej drillcore, the results of which form the basis of an updated geological interpretation and resource model for the deposit.



Drilling at Certej, Romania



58,000 m

drilled by Eldorado in 2014

85 geoscience

professionals employed in our exploration groups worldwide



105,000 m

of core relogged at our Certej project in 2014

Exploration budget of

$40 million

in 2015



63,000 m

planned drilling for 2015



20

projects drilled in 2014

Development Highlights

KEY GROWTH PROJECTS

With high grades and mine lives in excess of 25 years, Skouries and Olympias will be strong cash generators and our future cornerstone operations. Eastern Dragon also adds high-grade, low-cost gold ounces to our future production profile.


SKOURIES



Skouries is a high-grade gold-copper project. It will initially operate as an open pit mine for about seven years, followed by approximately 20 years of underground development. The project benefits from a simple metallurgical process and will produce a clean copper-gold concentrate via flotation as well as doré from a gravity circuit.

2014

Open Pit
- Earthworks ongoing

Process Plant
- All mill foundations complete
- Semi-Autogenous Grinding (SAG) mill installed
- Regrind and ball mill installation ongoing
- Pre-stripping for plant foundations ongoing

Tailings Facilities
- Construction continues
- Access road largely complete

Underground Development
- 500 metres of the decline complete

2015

- Peak construction with 1,300–1,400 people expected on site
- Commence steel erection
- Start open pit mining

2016

- Commence production

	OPEN PIT	UNDERGROUND (2024 on)
Estimated annual production	140,000 oz Au 30,000 t Cu	90,000 oz Au 22,000 t Cu
Estimated cash costs (1)	-$500/oz	$170/oz (underground)

Expected mine life	27 years
Proven & probable reserves (2)	3.7 Moz Au; 767 kt Cu

(1) Includes by-product credits (2) As at December 31, 2014


OLYMPIAS

Olympias is a pre-existing gold-silver-lead-zinc underground mine. It has very high in-situ gold grades and an orebody that will allow for mining rates of up to one million tonnes per annum. We are redeveloping Olympias in three phases.

2012–2015

PHASE I is an environmental clean-up of previously mined tailings and includes the refurbishment of the processing plant and underground mine. Phase I is expected to be complete later this year.

- Reprocessed 625,345 tonnes of tailings
- Underground refurbishment 90% complete
- 2 kilometres of new development completed
- 1.6 kilometres of the 8-kilometre tunnel complete

2016–2019

PHASE II, beginning in 2016, involves processing ore from the underground through the refurbished mill using a flotation process to produce three concentrates: lead-silver, zinc and gold-bearing pyrite-arsenopyrite.

2020 ON

PHASE III will see a ramping up of production after the completion of an 8-kilometre tunnel between the Olympias underground and the new mill site in the adjacent Stratoni Valley.

	PHASE I (2012–2015)	**PHASE II** (2016–2019)	**PHASE III** (2020 on)
Estimated annual production	35,000 oz Au [1]	70,000 oz Au	175,000 oz Au
Expected mine life	25 years		
Proven & probable reserves [2]	4.2 Moz Au; 66.3 Moz Ag; 693 kt Pb; 921 kt Zn		

(1) Production is from tailings retreatment (2) As at December 31, 2014


EASTERN DRAGON

Eastern Dragon is a high-grade gold-silver deposit in northern China. It will start operating as a small open pit mine and then become an underground mine. After receipt of the final permits, four months of construction will be required to move the project into production by late 2015.

In 2014, Eldorado partnered with CDH Investments, who acquired a 20% interest in the project.

Estimated annual production	70,000 oz Au 400,000 oz Ag
Estimated cash costs [1]	$175/oz
Expected mine life	10 years
Proven & probable reserves [2]	744 koz Au 6.8 Moz Ag

(1) Includes by-product credits
(2) As at December 31, 2014

Development Highlights

PROJECTS IN THE PIPELINE

Our Certej project in Romania, Perama Hill project in Greece, and Tocantinzinho project in Brazil also provide future growth potential.


CERTEJU DE SUS
CERTEJ

Certej is an epithermal gold-silver project located in the Apuseni Mountains of Transylvania in western Romania. The deposit extends from the surface, and Certej will operate as an open pit mine.

Estimated annual production	135,000 oz Au
Estimated cash costs	$600/oz
Expected mine life	16 years
Proven & probable reserves [1]	2.5 Moz Au; 16.3 Moz Ag

(1) As at December 31, 2014

2013

- Gold resources increased 10% year over year from 4.3 Moz to 4.8 Moz

2014

- Trade-off studies to refine design options and costing
- Ongoing metallurgical testwork to provide data for pressure oxidation optimization
- Updated Technical Report published

EARLY 2015

- Completion of feasibility study


PERAMA HILL

Perama Hill is an epithermal gold-silver deposit in the Thrace region of northern Greece. It will operate as a small open pit mine that uses a conventional carbon-in-leach circuit for gold recovery.


TOCANTINZINHO

Tocantinzinho is a non-refractory gold project located in the prolific Tapajos district in northern Brazil.



Road construction near Certej, Romania

Our World
OUR RESPONSIBILITY



1

EXPLORATION DRILLING

Small teams visit geologically prospective areas to drill exploration holes and determine whether economically viable concentrations of metals exist. During this phase we familiarize ourselves with the local community and its social and environmental concerns, and we also begin conducting environmental baseline studies.

2

FEASIBILITY/DEVELOPMENT

Environmental planning is integral to project development. Before we receive a permit to start construction, we complete a full Environmental Impact Assessment (EIA), which is a comprehensive baseline study of the current state of the environment at the proposed mine site. The EIA also identifies the potential effects of our planned activities and outlines steps to minimize any identified risks.



IN ACTION: MANAGING OUR WATER USE AT KIŞLADAĞ

The Kişladağ water treatment plant, installed in late 2013, treats up to 5,000 m^3/day of surface water from the waste rock dump and groundwater from the open pit. In 2014, we began using the treated water in the processing phase, reducing the need to collect fresh water from wells. As much water as possible is recycled in the process, and in the dry season the additional water is used in water trucks to suppress dust at the site. Excess treated water is discharged as a final option.

OPERATING WITH INTEGRITY

Operating responsibly is not just a philosophy; it takes careful planning, commitment and implementation. Every day we strive to demonstrate that mining can be done responsibly by exercising the utmost care for the safety and security of our people, our neighbours and the environment. We uphold industry best practices, strictly adhere to safety and environmental regulations and maintain systems to identify, manage, audit, and remedy potential impacts from project inception to closure.



3 CONSTRUCTION

Once our EIA is approved and any other relevant permits are received, we can begin constructing our mine site. The risk mitigation measures identified in the EIA guide all of our activities – including how we design and construct the mine and its associated tailings ponds and wastewater systems, as well as our choice of equipment.

4 PRODUCTION

Once in production, an ongoing monitoring plan ensures that our operations comply with regulations. Monitoring and data collection give us the ongoing information we need to reduce potential environmental impacts and minimize our use of water, energy and chemicals.

5 CLOSURE

Before we even begin mine construction, we develop plans for mine closure and environmental restoration. In fact, during the life of the mine we will often rehabilitate areas no longer needed for mining use. We work with environmental experts to restore the site to a productive ecosystem.



IN ACTION: REHABILITATION OF THE OLYMPIAS VALLEY

At our Olympias site, we are overseeing one of the largest environmental rehabilitation projects in Greece. The old Olympias tailings management facility, constructed in 1976 for a previous mining project, is located about 2 kilometres from the Olympias village. The facility was closed in 1995, leaving behind 2.4 million tonnes of tailings.

We are removing the old tailings and reprocessing them and we are restoring topsoil to the area so that it can support vegetation. As part of this project, we are doing tests with the Aristotle University of Thessaloniki to identify which native plants are best suited to the area. We are growing these native species in our nursery, one of the largest in northern Greece, and will then plant them at the site. The project will continue until the valley area is returned to a greenfield state.

Building Opportunities

FOR A BETTER FUTURE

The benefits of our mining projects go far beyond the value of the metals we produce. Our projects create a series of direct, indirect and induced impacts that benefit local communities and national economies. This ripple effect of economic activity multiplies as it moves outwards from our mining projects.

MINING CREATES EMPLOYMENT

Our mining projects create significant job opportunities for local communities. Direct jobs are created working for the mine itself and indirect jobs are created throughout the industry supply chain. Jobs in the wider economy are created as demand for local services, such as shops, restaurants, sport centres, schools and hospitals, increases. It is estimated that for every one direct mining employee, three to five people may be employed indirectly elsewhere in the economy. [1]

MINING GENERATES REVENUES

Our mines can be a significant source of income for employees and for governments. Our projects generate revenues in the form of wages, income taxes (personal and corporate), royalties and exports. Recent studies suggest that in industrialized economies $1 of economic activity in the mining sector can generate $3 or more of economic activity elsewhere. [1]

MINING BUILDS COMMUNITIES

The infrastructure we build for new mining projects, such as power, water, and road development, has also benefited local communities, particularly in more remote regions. Water wells have been used for agricultural activities in Greece and road development has improved transportation between villages near our Jinfeng mine in China. In more developed areas, our projects have made direct contributions to the well-being of communities through donations to health centres, sports facilities, university funding and other educational initiatives.

We build more than just mines. We also build opportunities – for our people, for local communities, for suppliers and for host governments.



Gold Mountain Elementary School near Jinfeng, China

(1) ICMM Report: The Role of Mining in National Economies
2nd Edition (Published: October 2014)

ECONOMIC IMPACTS OF A MINING PROJECT


INDUCED
INDUCED impacts result from employees of both the mine and the supply chain relocating to, and spending their wages in, the local community.
INDIRECT
INDIRECT impacts result from suppliers purchasing goods and services to meet mine demand.
Parts, equipment and machinery
DIRECT
DIRECT impacts result from the development and operation of a mine.
Government taxes (personal & corporate)
Job creation (supply chain)
Job creation (wider economy)
Utilities
Payments for land use
Increased need for municipal services (police, fire, transport)
Salaries
Royalties
Export revenues
MINING PROJECT
Job creation (with mining Co.)
Transport
Sales of metals
Community projects
Skill development
Industrial materials
Lodging for mine personnel
Infrastructure development (installation of power, water, roads)
Mining fleet (trucks and loaders)
Payments to suppliers
Engineering and environmental services
Accounting services
Development of local goods and services (shops, grocers, restaurants, leisure activities)
Development of municipal facilities (schools, universities, hospitals, sport centres)

Building Opportunities

CREATING PROSPERITY IN GREECE

The Skouries and Olympias deposits we are developing in Greece have the potential to make the country a leading gold producer in Europe. With combined mine lives in excess of 50 years, these projects will benefit Greece over the long term.

JOB CREATION

In the past two years, we have quadrupled our labour force in the Halkidiki area and currently employ more than 2,000 people in Greece. We estimate about 5,000 direct and indirect jobs will be created once the mines are in full production. These projects have the potential to sustain generations of Greeks in family-supporting jobs across a range of industries.

REVENUE GENERATION

We estimate that our projects will generate more than $1 billion in direct taxes for the Greek state over the next 20 years. When in full production, Eldorado's projects could help to reduce Greece's current trade deficit – contributing export revenues of up to $550 million per year, depending on metal prices.

Already, we have generated more than $110 million in export revenues through the sales of various mineral concentrates. Our business accounts for approximately 30% of shipping container traffic through the Port of Thessaloniki – Greece's second-largest port.

COMMUNITY INVESTMENT

We have provided approximately $4 million to the Municipality of Aristotle, where our Skouries and Olympias projects are located, to fund improvements to street paving, lighting, sewage and other municipal infrastructure. As our projects advance, we will focus on community initiatives that develop sustainable social capital such as infrastructure development, educational initiatives and healthcare.

IN-COUNTRY EXPENDITURE IN GREECE ($M)

	2014
Payments to government	**49.5**
Royalties and land use	2.6
Employee taxes	15.3
Other payments	31.6
Payments to suppliers	**159.2**
Payments to people and communities	**52.2**
Wages/salaries	47.5
Community investments	4.7
Total	**260.9**

Total number of employees and contractors in 2014: 2,021.
Figures include expenditures related to Stratoni, Olympias, Skouries, Perama Hill and Sapes assets. Figures reported on a total project basis.


20%
People and communities
19%
Payments to government
61%
Payments to suppliers

> **"Every day we work hard to maximize our social and economic impacts and minimize our environmental impacts. We aim to partner with communities and governments to develop sustainable opportunities."**
>
> Norm Pitcher, President



Local residents visit our Halkidiki assets in Greece

IN ACTION: BUILDING RELATIONSHIPS IN GREECE

We believe that an important characteristic of being a good neighbour is welcoming visitors to our sites. In 2014, we started a series of tours of our Greek operations. This began as an initiative to familiarize local residents with our premises and our environmental commitments. Initially, most of the visitors were retired miners, who wanted to see how the mining industry has advanced, and local women who had never been to the mines. As word spread, the program grew, and by the end of 2014 around 4,000 people from all over Greece had toured our sites. Visitors got to observe our mining operations first-hand and talk with Company managers about issues of interest to them.

Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the year ended December 31, 2014

Throughout this MD&A, *Eldorado*, *we*, *us*, *our* and *the Company* mean Eldorado Gold Corporation.

This year means 2014. All dollar amounts are in US dollars unless stated otherwise.

The information in this MD&A is as of February 19, 2015. You should also read our audited consolidated financial statements for the year ended December 31, 2014. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). We file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

OPERATING GOLD MINES

- Kişladağ, in Turkey (100%)
- Efemçukuru, in Turkey (100%)
- Tanjianshan, in China (90%)
- White Mountain, in China (95%)
- Jinfeng, in China (82%)

GOLD PROJECTS

- Perama Hill, in Greece (100%)
- Olympias, in Greece (95%)
- Skouries, in Greece (95%)
- Certej, in Romania (81%)
- Eastern Dragon, in China (75%)
- Tocantinzinho, in Brazil (100%)

OTHER OPERATING MINES

- Stratoni – Lead and zinc concentrates, in Greece (95%)
- Vila Nova – Iron ore, in Brazil (100%)

ELDORADO IS LISTED ON THE FOLLOWING EXCHANGES

- Toronto Stock Exchange ("TSX") under the symbol ELD
- New York Stock Exchange ("NYSE") under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

2014 Overview

SELECTED CONSOLIDATED FINANCIAL INFORMATION

- Net profit attributable to shareholders of the Company was $102.6 million ($0.14 per share), compared to loss attributable to shareholders of the Company of $653.3 million ($0.91 per share) in 2013.
- Dividends paid were CDN$0.02 per share (2013 – CDN$0.12 per share).
- Liquidity was $876.3 million at year end, including $501.3 million in cash, cash equivalents, and term deposits, and $375.0 million in unused lines of credit (2013 – $998.9 million of liquidity).

SELECTED PERFORMANCE MEASURES [1]

- Gold production of 789,224 ounces, including production from Olympias tailings retreatment (2013 – 721,201 ounces).
- Total cash costs averaged $557 per ounce (2013 – $551 per ounce).
- All-in sustaining cash costs averaged $779 per ounce (2013 – n/a).
- Gross profit from gold mining operations of $382.7 million (2013 – $481.1 million).
- Adjusted net earnings of $138.7 million ($0.19 per share) compared to adjusted net earnings of $192.9 million ($0.27 per share) in 2013.
- Construction at Skouries advanced with the completion of the mill foundations, installation of the semi-autogenous grinding ("SAG") and ball mills, and the start of construction of the tailings dam.
- Cash generated from operating activities before changes in non-cash working capital was $342.9 million (2013 – $382.0 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cash costs, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 41 for an explanation and discussion of these non-IFRS measures.

Summarized Annual Financial Results

($ millions except as noted)	2014	2013	2012
Revenues	1,067.9	1,124.0	1,147.5
Gold revenues	980.9	1,020.0	1,047.1
Gold sold (ounces)	774,522	725,095	625,394
Average realized gold price ($/ounce)	1,266	1,407	1,674
Average London spot gold price ($/ounce)	1,266	1,411	1,669
Cash operating costs ($/ounce)	500	494	483
Total cash costs ($/ounce)	557	551	554
Gross profit from gold mining operations	382.7	481.1	595.0
Adjusted net earnings	138.7	192.9	327.3
Net profit (loss) attributable to shareholders of the Company	102.6	(653.3)	305.3
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	0.14	(0.91)	0.44
Earnings (loss) per share attributable to shareholders of the Company – diluted ($/share)	0.14	(0.91)	0.44
Cash flow from operating activities before changes in non-cash working capital	342.9	382.0	447.7
Capital spending – cash basis	410.7	482.0	426.2
Dividends paid – (CDN$/share)	0.02	0.12	0.15
Cash, cash equivalents and term deposits	501.3	623.9	816.8
Total assets	7,393.6	7,235.2	7,928.1
Total long-term financial liabilities(1)	745.5	670.3	662.9

(1) Includes long-term debt net of deferred financing costs, other non-current liabilities, and asset retirement obligations.

REVIEW OF ANNUAL FINANCIAL RESULTS

Gold sales volumes increased 7% year over year, with increases from the Company's Chinese mines and Kişladağ offsetting a decrease in sales from Efemçukuru. Total cash costs per ounce increased slightly year over year, reflecting the Company's ongoing focus on controlling operating costs. Gross profit from gold mining operations of $382.7 million fell 20% year over year on decreasing gross margins as a result of the drop in gold prices, and an increase in depreciation, depletion and amortization ("DD&A") per ounce sold. The combined DD&A rate increased year over year due to the higher volume of ounces sold in 2014 from Jinfeng and White Mountain which have higher depreciation rates than the other mines.

Net profit attributable to shareholders of the Company was $102.6 million, or $0.14 per share, compared to a loss attributable to shareholders of the Company of $653.3 million, or $0.91 per share in 2013. The loss in 2013 was mainly due to an impairment loss, net of tax, in the amount of $684.6 million related to Jinfeng and Eastern Dragon, as well as a deferred income tax charge of $125.2 million related to a change in income tax rates in Greece.

Adjusted net earnings were $138.7 million ($0.19 per share) as compared with $192.9 million ($0.27 per share) for 2013, a decrease of $54.2 million in adjusted net earnings year over year. The main factor in the decrease in adjusted net earnings was the $98.4 million decrease in gross profit from gold mining operations described above. Offsetting this were the following factors: 1) an $18.5 million decrease in exploration costs, 2) an $11.6 million decrease in interest expense related to capitalization of interest on the Company's development projects, and 3) a decrease in tax expense related to lower taxable income. Please see page 42 for a reconciliation between loss attributable to shareholders of the Company and adjusted net earnings.

Summarized Quarterly Financial Results

2014 ($ millions except as noted)	Q1	Q2	Q3	Q4	2014
Revenues	279.9	265.5	263.5	259.0	1,067.9
Gold revenues	247.6	247.6	241.2	244.5	980.9
Gold sold (ounces)	190,628	190,621	189,321	203,952	774,522
Average realized gold price ($/ounce)	1,299	1,299	1,274	1,199	1,266
Cash operating costs ($/ounce)	519	489	488	505	500
All-in sustaining cash cost ($/ounce sold)	786	829	735	761	779
Gross profit from gold mining operations	95.4	100.8	102.0	84.5	382.7
Net profit (loss) attributable to shareholders of the Company	31.3	37.6	19.8	13.9	102.6
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	0.04	0.05	0.03	0.02	0.14
Earnings (loss) per share attributable to shareholders of the Company – diluted ($/share)	0.04	0.05	0.03	0.02	0.14
Cash flow from operating activities before changes in non-cash working capital	94.7	92.2	78.7	77.3	342.9

2013 ($ millions except as noted)	Q1	Q2	Q3	Q4	2013
Revenues	338.1	266.9	287.3	231.7	1,124.0
Gold revenues	307.2	243.6	266.4	202.8	1,020.0
Gold sold (ounces)	189,346	176,260	199,117	160,372	725,095
Average realized gold price ($/ounce)	1,622	1,382	1,338	1,264	1,407
Cash operating costs ($/ounce)	505	478	472	526	494
All-in sustaining cash cost ($/ounce sold)	n/a	n/a	n/a	n/a	n/a
Gross profit from gold mining operations	163.8	117.2	123.2	76.9	481.1
Net profit (loss) attributable to shareholders of the Company	(45.5)	43.3	36.4	(687.5)	(653.3)
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	(0.06)	0.06	0.05	(0.96)	(0.91)
Earnings (loss) per share attributable to shareholders of the Company – diluted ($/share)	(0.06)	0.06	0.05	(0.96)	(0.91)
Cash flow from operating activities before changes in non-cash working capital	139.9	84.9	104.8	52.4	382.0

REVIEW OF QUARTERLY RESULTS

Net profit attributable to shareholders of the Company for the quarter was $13.9 million ($0.02 per share) as compared to a loss for the quarter ended December 31, 2013 of $687.5 million ($0.96 per share). The main factors that impacted earnings for the fourth quarter year over year were: 1) the impairment charge, net of taxes, of $684.6 million recorded in 2013, and 2) higher gold sales volumes and lower gold sales prices in the fourth quarter 2014.

Operations Review and Outlook

GOLD OPERATIONS

	2014	2013	2015 Outlook
Total Operating Gold Mines			
Gold ounces produced (1)	789,224	721,201	640,000 to 700,000
Cash operating costs ($/ounce)	500	494	570 to 615
Total cash costs ($/ounce)	557	551	n/a
All-in sustaining cash costs ($/ounce)	779	n/a	960 to 995
Sustaining capital expenditure (millions)	109.0	269.3	165.0
Kışladağ (3)			
Gold ounces produced	311,233	306,182	230,000 to 245,000
Cash operating costs ($/ounce)	443	338	600 to 650
Total cash costs ($/ounce)	461	358	n/a
Sustaining capital expenditure ($ millions)	41.6	145.3	70.0
Efemçukuru			
Gold ounces produced	98,829	90,818	90,000 to 100,000
Cash operating costs ($/ounce)	573	580	550 to 600
Total cash costs ($/ounce)	595	604	n/a
Sustaining capital expenditure (millions)	25.6	29.9	25.0
Tanjianshan			
Gold ounces produced	107,614	101,451	90,000 to 100,000
Cash operating costs ($/ounce)	389	415	475 to 500
Total cash costs ($/ounce)	559	601	n/a
Sustaining capital expenditure (millions)	5.4	11.3	20.0
Jinfeng			
Gold ounces produced	168,503	123,246	135,000 to 145,000
Cash operating costs ($/ounce)	575	736	660 to 700
Total cash costs ($/ounce)	658	823	n/a
Sustaining capital expenditure (millions)	16.0	54.0	30.0
White Mountain			
Gold ounces produced	85,308	73,060	70,000 to 75,000
Cash operating costs ($/ounce)	617	705	650 to 690
Total cash costs ($/ounce)	657	745	n/a
Sustaining capital expenditure (millions)	20.4	28.8	20.0
Olympias			
Gold ounces produced from tailings retreatment (1)	17,737	26,444	20,000 to 25,000
Cash operating costs ($/ounce)	n/a	n/a	n/a
Total cash costs ($/ounce)	n/a	n/a	n/a
Sustaining capital expenditure (millions) (2)	–	–	–

(1) Gold ounces produced from tailings retreatment at Olympias in 2013 & 2014 are all on a pre-commercial production basis.

(2) Olympias development capital expenditure planned for 2015 are $110.0 million.

(3) In the 2015 outlook Kışladağ is expected to place 17.5 million tonnes of ore on the leach pad at a grade of 0.70 grams per tonne gold, including 4.6 million tonnes of run of mine ore (2014 – 15.5 million tonnes of ore at a grade of 1.01 grams per tonne). The projected decrease in grade year over year is due to the phase of ore mining within the pit. Higher projected cash operating cost per ounce is mainly driven by the lower projected grade of the ore.

Annual Review – Operations

KIŞLADAĞ

Operating Data	2014	2013
Tonnes placed on pad	15,501,790	13,296,621
Average treated head grade (g/t Au)	1.01	1.12
Gold (ounces)		
Produced	311,233	306,182
Sold	311,451	306,176
Cash operating costs ($/ounce)	443	338
Total cash costs ($/ounce)	461	358
Financial Data ($ millions)		
Gold revenues	392.5	430.9
Depreciation and depletion	28.1	15.3
Gross profit from mining operations	218.2	302.9
Sustaining capital expenditures	41.6	145.3

Gold production at Kişladağ was 2% higher year over year mainly as a result of an increase in ore placed on the leach pad. Kişladağ placed 17% more total tonnes on the leach pad compensating for a lower head grade than in 2013. Cash operating costs were higher year over year as a result of the increased volume of ore and operational waste mined, partly offset by the impact of the decline in the Turkish lira on operating costs. Capital expenditures at Kişladağ in 2014 included capitalized waste stripping, and sustaining construction projects.

EFEMÇUKURU

Operating Data	2014	2013
Tonnes milled	436,852	413,513
Average treated head grade (g/t Au)	8.34	8.87
Average recovery rate (to concentrate)	93.3%	93.3%
Gold (ounces)		
Produced	98,829	90,818
Sold	101,717	121,119
Cash operating costs ($/ounce)	573	580
Total cash costs ($/ounce)	595	604
Financial Data ($ millions)		
Gold revenues	128.8	171.1
Depreciation and depletion	26.9	26.6
Gross profit from mining operations	40.2	68.4
Sustaining capital expenditures	25.6	29.9

Gold production at Efemçukuru increased 9% year over year, as concentrate sales contracts were renegotiated to improve payability. Gold ounces sold were lower due to a drawdown in 2013 in the high concentrate inventory levels that existed at the end of 2012. Lower cash operating costs were the result of both the impact of the weakening Turkish lira as well as higher gold production. Capital spending in 2014 included costs related to capitalized underground development, mobile equipment, tailings dam construction, and process improvements.

TANJIANSHAN

Operating Data	2014	2013
Tonnes milled	1,045,440	1,064,058
Average treated head grade (g/t Au)	3.69	3.47
Average recovery rate	81.7%	82.2%
Gold (ounces)		
Produced	107,614	101,451
Sold	107,614	101,451
Cash operating costs ($/ounce)	389	415
Total cash costs ($/ounce)	559	601
Financial Data ($ millions)		
Gold revenues	136.6	143.5
Depreciation and depletion	22.2	24.7
Gross profit from mining operations	53.5	56.5
Sustaining capital expenditures	5.4	11.3

Gold production at Tanjianshan was 6% higher year over year mainly due to higher average treated head grade and gold-in-circuit inventory drawdown. Cash operating costs per ounce in 2014 were lower than 2013 mainly due to lower fuel and reagent costs. Capital expenditures for the year included capitalized waste stripping and process plant upgrades.

JINFENG

Operating Data	2014	2013
Tonnes milled	1,470,824	1,412,548
Average treated head grade (g/t Au)	3.99	3.24
Average recovery rate	86.8%	85.4%
Gold (ounces)		
Produced	168,503	123,246
Sold	168,432	123,289
Cash operating costs ($/ounce)	575	736
Total cash costs ($/ounce)	658	823
Financial Data ($ millions)		
Gold revenues	214.5	171.1
Depreciation and depletion	52.2	38.5
Gross profit from mining operations	51.5	31.0
Sustaining capital expenditures	16.0	54.0

Gold production at Jinfeng was 37% higher year over year due to a full year's production from the open pit, higher average head grade and higher recovery rate. Production from the open pit in 2013 recommenced mid-year after completion of a push-back. Cash operating costs per ounce were 22% lower than 2013 mainly due to an increase in production due to higher average head grade. Capital expenditures for the year included capitalized underground development, process plant upgrades, and tailings dam construction.

WHITE MOUNTAIN

Operating Data	2014	2013
Tonnes milled	850,782	810,389
Average treated head grade (g/t Au)	3.47	3.39
Average recovery rate	86.9%	86.0%
Gold (ounces)		
Produced	85,308	73,060
Sold	85,308	73,060
Cash operating costs ($/ounce)	617	705
Total cash costs ($/ounce)	657	745
Financial Data ($ millions)		
Gold revenues	108.6	103.4
Depreciation and depletion	33.1	26.4
Gross profit from mining operations	19.2	22.3
Sustaining capital expenditures	20.4	28.8

Gold production at White Mountain was 17% higher year over year due to higher average treated head grade, ore throughput and average recovery rate. Cash operating costs per ounce were 12% lower than 2013 as a result of the higher average treated head grade and recovery rate. In addition, the mine generated cost savings through optimization of backfill operations by using ash fill in place of cement. Capital expenditures for the year included capitalized underground development, process plant upgrades, tailings dam construction, and the acquisition of underground mobile equipment.

STRATONI

Operating Data	2014	2013
Tonnes ore processed (dry)	219,861	225,493
Pb grade (%)	5.9%	6.3%
Zn grade (%)	10.5%	10.0%
Tonnes of concentrate produced	58,375	59,626
Tonnes of concentrate sold	57,719	59,534
Average realized concentrate price (per tonne)	$884	$850
Cash costs (per tonne of concentrate sold)	$714	$757
Financial Data ($ millions)		
Concentrate revenues	51.0	50.6
Depreciation and depletion	8.4	10.2
Gross profit (loss) from mining operations	0.6	(4.6)
Sustaining capital expenditures	5.0	4.0

Stratoni processed 2% fewer ore tonnes than 2013 due to lower mine output as a result of fewer production faces in the underground mine. Concentrate tonnes produced were 2% lower than 2013, which was a direct result of lower mill throughput. Tonnes of concentrate sold were 3% lower than 2013 due to lower production, however, this reduction was offset by higher zinc prices which resulted in an increase in concentrate revenues year over year. Capital expenditures for the year included upgrades to health, safety and environment equipment, upgrades to the water treatment plant, and equipment upgrades in the mine.

VILA NOVA

Operating Data	2014	2013
Tonnes processed	806,082	812,003
Iron ore produced	693,714	700,857
Average grade (% Fe)	63.1%	63.1%
Iron ore tonnes		
Sold	524,645	470,140
Average realized iron ore price	$60	$99
Cash costs ($/tonne sold)	55	63
Financial Data ($ millions)		
Iron ore revenues	31.6	46.4
Depreciation and depletion	4.9	4.5
Gross profit (loss) from mining operations	(16.7)	12.3
Sustaining capital expenditures	1.0	4.8

Vila Nova processed slightly fewer tonnes at the same grade year over year. Iron ore sales were 12% higher than in 2013 as a result of increased shipments in the first half of the year compared to 2013. Shipments of iron ore were routed through the smaller capacity public port in Santana since the Anglo port collapse in March 2013. Iron ore prices declined throughout the year, ending the year below the net realizable value of Vila Nova's inventory, resulting in an inventory write-down of $13.5 million (included in the loss from mining operations in the table above). As a result, a decision was made during the fourth quarter of 2014 to place the mine on care and maintenance. Iron ore shipments are scheduled to continue through mid-2015 until existing iron ore stockpiles are depleted.

Annual Review – Development Projects

KIŞLADAĞ PHASE IV MINE EXPANSION

In June 2014 Kişladağ received a positive Environmental Assessment decision from the Ministry of Environment and Urbanization of Turkey on the Kişladağ Expansion project. The Company reviewed a number of optimization scenarios during the year to expand mine throughput. The results of the studies indicated an optimum production rate of 20 million tonnes per year of crushed ore taking into account existing plant capacity and available equipment, as well as the additional accelerated capital costs required for waste stripping and construction of leach pads and waste dumps. Engineering work to support this approach was completed during the year, including the development of detailed design packages. The Company decided to defer the Kişladağ expansion at year end after taking into account prioritization of capital resources for its other development projects. Capital costs incurred in 2014 related to the expansion were $11.6 million.

OLYMPIAS

In 2014, the Olympias plant retreated 625,345 tonnes of tailings at a grade of 2.70 grams per tonne. Approximately 17,737 ounces of gold were produced during the year. Conceptual designs were prepared for conversion of the process concentrator from retreating tailings material to handling run of mine ore as planned for Phase II. Implementation of Phase II is scheduled to begin during 2015 with commissioning forecast to begin in 2016.

New mine development and underground refurbishment continued at Olympias during 2014. Underground mining on Phase II is projected to begin early in 2016. During 2014 approximately 933 metres of underground drifts were rehabilitated and 3,016 metres of new drifts were completed, including approximately 328 metres of advance on the main Stratoni-Olympias decline to the 1.6 kilometre mark, representing 20% completion of the planned 8.0 kilometre decline. Capital costs incurred in 2014 were $68.5 million, excluding capitalized exploration and capitalized interest.

SKOURIES

During the year, work at Skouries focused on advancing engineering and procurement as well as opening major work fronts on the construction site. Engineering design work progressed considerably over the year with designs at over 80% complete by year end. Major earthworks continued in the process plant area. In the process plant, the focus for the year was on the installation of the grinding mills. By year end the foundations for the SAG, Ball and Regrind Mills were completed and all the mills were installed to various stages of completion. Pre-stripping commenced in the open pit, and by year end over 500,000 cubic metres of topsoil and overburden had been removed in advance of open pit mining. The engineering design was completed during 2014 for the Tailings Management Facility, and initial earthworks, including a road to access the base of the tailings dam had begun.

A scoping level study for the development of the Skouries underground mine was completed in 2014. The results of the study confirmed that sub-level open stoping would be the preferred method of mining the deposit below the planned open pit. A prefeasibility study to be completed during 2015 is expected to further define the production profile and infrastructure required for the underground operation. During 2014 a total of $108.2 million was spent on Skouries, excluding capitalized exploration and capitalized interest.

CERTEJ

In April 2014 the Company filed a National Instruments 43-101 ("NI 43-101") Technical Report on the Certej project, including the findings of an updated prefeasibility study. The study was based on revised mineral resources and new data from metallurgical test work. The study identified a number of opportunities to improve the economic performance of the project, which are now being incorporated into a full feasibility study to be released in 2015. During 2014 a total of $12.2 million was spent on Certej, mainly on geotechnical and metallurgical testing, site preparation and engineering studies.

PERAMA HILL

During 2014 a Front End Engineering Design ("FEED") study for Perama Hill was completed. A design for the access roads, power supply and enabling works was also completed to allow for quick start-up upon receipt of the Environmental Impact Assessment ("EIA"). In 2014, a total of $6.8 million was spent on the Perama Hill project.

EASTERN DRAGON

Eastern Dragon continued on care and maintenance during 2014, pending resolution of permitting issues. Site management worked with local authorities to maintain permits and environmental compliance in good standing. Based on discussions with local and national authorities the EIA was resubmitted during the year. Receipt of the Project Permit Approval is expected during 2015, allowing Eastern Dragon to complete the construction of the mine, and begin commissioning by the end of 2015. Capital costs incurred at Eastern Dragon totalled $0.7 million.

TOCANTINZINHO

A detailed review and optimisation of the feasibility study for Tocantinzinho was carried out in 2014. Significant improvements to the project were realized in the areas of offsite infrastructure costs and reduced taxes which reduced projected capital expenditures for the project. A decision on the project has been deferred pending availability of capital resources. Capital costs incurred at Tocantinzinho in 2014 totalled $4.3 million and were spent on engineering and site works to advance the design of the access road to the site.

Annual Review – Exploration

A total of $33.8 million was spent on exploration during 2014, including capitalized exploration costs. Exploration drilling during the year totalled approximately 58,000 metres and was conducted on 20 projects including early-stage exploration projects, resource definition projects, brownfields exploration, and in-mine exploration across Turkey, China, Brazil, Greece and Romania.

TURKEY

In Turkey, exploration drilling programs focused on surface targets at our Efemçukuru mine site. Step-out drilling tested the central and northern parts of the Kokarpinar vein, and an initial phase of drilling was completed on the Dedebağ vein, located in the footwall of the Kestane Beleni vein. Our reconnaissance exploration teams advanced early-stage exploration projects at Dölek, Kışladağ North, and Bambal to drill-ready stage, and conducted project generation work in northern and western Turkey.

CHINA

Brownfields and in-mine exploration programs were the exploration focus in China. At Tanjianshan, brownfields drilling programs included additional drilling at Qinlongtan North, step-out drilling at the Xijingou deposit, and testing targets in the Jinlonggou pit. Underground development commenced late in the fourth quarter 2014 at Qinlongtan North, and is scheduled to provide platforms for delineation drilling and further step-out drilling beginning in mid to late 2015.

At White Mountain, underground exploration drilling outlined down-dip extensions to the Central and North zones of the main orebody. Additional drilling from both surface and underground stations further defined the high-grade Northern Deeps zone.

BRAZIL

In Brazil, exploration programs drill-tested early stage projects at Goldfish, Anicuns, and Rubens Zilio. At Tocantinzinho, drilling further defined geological resources contained within historical tailings overlying the main deposit. A first-pass drilling program was completed on the >6.0 km long copper-gold anomaly at Santa Patricia, located on the northern part of the Tocantinzinho license area.

GREECE

In the Halkidiki district, 6,500 metres of drilling were completed at the Piavitsa Project. Drilling targeted gaps in the existing drill coverage and the deposit has now been defined over a 2.5 km strike length along the mineralized Stratoni Fault zone. At Tsikara, adjacent to the Skouries deposit, fieldwork was directed towards identifying porphyry drill targets.

In the Perama District, completion of the acquisition of Glory Resources in early 2014 added the Sapes project to our project portfolio. Exploration at Sapes during the year consisted of geological mapping of the large alteration system hosting and surrounding the deposit, and reinterpretation of the geological model for the Viper Zone.

ROMANIA

In Romania, exploration drilling was completed during the year at the Bocsa, Magura, Muncel, Brad and Deva projects, all of which are situated in the Apuseni district near the Certej deposit. Re-logging of Certej drill core was also completed, the results of which form the basis for an updated geological interpretation and resource model for the deposit.

Non-IFRS Measures

Throughout this document we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS.

We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash Operating Cost, Total Cash Cost

The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

$ millions (except for gold ounces sold and per ounce amounts)	2014	2013
Production costs (from consolidated income statements)	508.3	481.9
Vila Nova and Stratoni production costs	72.5	74.7
Production costs – excluding Vila Nova and Stratoni	435.8	407.2
Less:		
By-product credits	(4.4)	(7.7)
Total cash cost	**431.4**	**399.5**
Less:		
Royalty expense and production taxes	(44.1)	(41.3)
Cash operating cost	**387.3**	**358.2**
Gold ounces sold	774,522	725,095
Total cash cost per ounce	557	551
Cash operating cost per ounce	500	494

All-in Sustaining Cash Cost

The Company adopted, effective January 1, 2014, an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company's operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of All-in Sustaining Cash Costs

$ millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)	2014
Total cash cost – excluding Vila Nova and Stratoni (per table above)	$431.4
Sustaining capital spending at operating gold mines	109.0
Exploration spending at operating gold mines	9.1
General and administrative expenses[1]	53.6
All-in sustaining cash costs	$603.1
Gold ounces sold	774,522
All-in sustaining cash cost per ounce sold	$779

(1) Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense as well as asset retirement obligation accretion expense.

Cash Flow From Operations Before Changes in Non-cash Working Capital

We use *cash flow from operations (or operating activities) before changes in non-cash working capital* to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

We believe this provides a better indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted Net Earnings

The Company has included non-IFRS performance measures, *adjusted net earnings* and *adjusted net earnings per share*, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

$ millions (except for weighted average shares and earnings per share)	2014	2013	2012
Net earnings (loss) attributable to shareholders	**102.6**	**(653.3)**	**305.3**
Acquisition costs	0.0	0.0	21.2
Losses on disposal of assets	1.9	0.8	0.5
Losses (gains) on available-for-sale securities	2.4	2.4	(0.2)
Loss on investment in associates	0.1	1.3	5.6
Impairment loss on investment in associates	0.0	14.1	0.0
Write-down of assets & inventory	16.5	4.0	0.0
Impairment loss on property, plant and equipment, and goodwill (net of taxes)	0.0	684.6	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	15.2	13.8	(5.1)
Deferred income tax charge for change in Greek tax rates	0.0	125.2	0.0
Total adjusted net earnings	**138.7**	**192.9**	**327.3**
Weighted average shares outstanding	716,288	715,181	689,007
Adjusted net earnings ($/share)	**0.19**	**0.27**	**0.48**

Gross Profit from Gold Mining Operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial Condition & Liquidity

OPERATING ACTIVITIES

Operating activities before changes in non-cash working capital generated $342.9 million in cash, compared to $382.0 million in 2013. In addition, cash flow of $26.6 million related to gold concentrate sales proceeds from tailings retreatment was recorded as cash flows from investment activities (2013 – $24.9 million).

INVESTING ACTIVITIES

The Company invested $410.7 million in capital expenditures this year and paid $30.3 million for the acquisition of Glory Resources and its Sapes project. Mine evaluation and development totalled $249.5 million while sustaining capital spending at our producing mines totalled $115.0 million ($109.0 million at our producing gold mines and $6.0 million at Stratoni and Vila Nova). Capitalized exploration totalled $16.4 million. We also spent $4.6 million on land acquisitions, $5.8 million on acquisition of mineral rights related to the Sapes project, and $2.3 million on the development of a lime plant in Turkey. A total of $14.5 million in bond interest was also charged to capital projects. The remaining $2.6 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

FINANCING ACTIVITIES

The Company received $40.0 million in cash for the sale of a 20% interest in its Eastern Dragon project to CDH Fortune II Limited. Additionally, the Company paid dividends of $12.5 million to non-controlling interests and $13.0 million to shareholders during 2014.

Capital Resources

$ millions	2014	2013
Cash, cash equivalents and term deposits	501.3	623.9
Working capital	646.2	734.0
Restricted collateralized accounts	0.3	0.3
Debt – current and long-term	603.5	601.4

Management believes that the working capital at December 31, 2014, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2015 and beyond.

Contractual Obligations
As at December 31, 2014

$ millions	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	16.3	–	–	600.0	616.3
Capital leases	0.8	1.6	–	–	2.4
Operating leases	5.5	6.3	6.4	5.8	24.0
Purchase obligations	73.1	1.1	0.4	–	74.6
Totals	95.7	9.0	6.8	605.8	717.3

The table does not include interest on debt.

As at December 31, 2014, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 50,500 dry metric tonnes of zinc concentrates, 22,500 dry metric tonnes of lead/silver concentrates, and 86,500 gold concentrate through the financial year ending December 31, 2015.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. ("Silver Wheaton") all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at December 31, 2014 approximately 6.6 million ounces of silver have been delivered of the original 15 million ounce commitment.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at December 31, 2014, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. ("Tuprag") had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 19,301 dry metric tonnes of gold concentrate through the financial year ending December 31, 2015.

In September 2013, the Company, in connection with Tuprag, entered into a letter of guarantee in favour of the Turkish ministry of environment, energy and climate change, in the amount of $30.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the EIA approved for Kişladağ and Efemçukuru. The Letter of Guarantee is renewed annually and expires on September 18, 2015. The Letter of Guarantee has an annual fee of 27 basis points.

Debt

JINFENG

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with China Commerce Bank ("CMB"). Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 14, 2014. In January 2014 the term of the facility was extended to January 28, 2015 and was not subsequently renewed. This facility is unsecured. As at December 31, 2014, Jinfeng has drawn down the full amount of RMB 100.0 million ($16.3 million) under this facility, and has used the proceeds to fund working capital obligations. Subsequent to December 31, 2014, Jinfeng repaid RMB 50.0 million ($8.2 million) on this facility, and subsequently drew down the same amount. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

HSBC REVOLVING CREDIT FACILITY

The Company has a $375.0 million revolving credit facility with HSBC ("the credit facility" or "ARCA") and a syndicate of other banks. The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company. The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2014. Loan interest is variable depending on a leverage ratio pricing grid. The Company's current leverage ratio is approximately 1.2:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $4.7 million were paid in relation to the credit facility. This amount has been deferred as pre-payments for liquidity services and will be amortized over the term of the credit facility. No amounts were drawn down under the ARCA as at December 31, 2014.

SENIOR NOTES

On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash.

At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest; on and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016	103.063%
December 15, 2017	101.531%
2018 and thereafter	100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2014 is $583.9 million.

ENTRUSTED LOAN

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($117.7 million) through a series of amendments. Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2014 was 4.59%. As at December 31, 2014, RMB 651.5 million ($106.5 million) had been drawn under the entrusted loan. Subsequent to December 31, 2014, RMB 2.0 million ($0.3 million) was drawn under this loan. The entrusted loan has been recorded on a net settlement basis.

Defined Benefit Plans

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan ("the Pension Plan") and a supplementary pension plan ("the SERP"). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement ("RCA"), a trust account. As it is a trust account, the assets in the account are protected from the Company's creditors. The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee's years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado's plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2014 for funding purposes with the next required valuation as of January 1, 2017. The SERP's last valuation was on January 1, 2013 for funding purposes and the next valuation will be prepared in accordance with the terms of the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2014.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Cash contributed to the Pension Plan and the SERP was $2.7 million (2013 – $3.0 million). Cash payments totaling $0.2 million were made directly to beneficiaries during the year (2013 – $0.2 million). The Company expects to contribute $0.2 million to the Pension Plan and $2.6 million to the SERP in 2015.

Equity

In 2014 the Company received net proceeds of $2.0 million for issuing 315,914 common shares related to stock options and warrants being exercised.

Common Shares Outstanding	
– as of February 5, 2015	716,587,134
– as of December 31, 2014	716,564,524
Share purchase options – as of February 5, 2015 (Weighted average exercise price per share: $11.57 CDN)	18,970,754

Managing Risk

This section describes the types of risks we are exposed to and our objectives and policies for managing them (please read the Company's Annual Information Form for additional information).

The Company and the mining industry generally face turbulence in the evolving economic, social and political landscape. This turbulence is presently being experienced in Greece. Despite this backdrop, the Company continues to operate its normal business, actively engaging all stakeholders and confidently responding and adapting to the evolving environment.

We monitor risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to manage and mitigate them.

FINANCIAL RISK

Liquidity Risk
Liquidity risk is the risk that we cannot meet our financial obligations. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our expansion plans. Management believes that the working capital at December 31, 2014, together with future cash flows from operations and, where appropriate, selected financing sources, is sufficient to support our planned and foreseeable commitments in 2015 and beyond.

Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2014.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low, but many financial institutions have gone into bankruptcy or been rescued by government authorities over the past few years. That makes us subject to the risk of loss of the deposits we have with financial institutions. As at December 31, 2014, approximately 57% of our cash and cash equivalents, including restricted cash, were with one financial institution.

Currency Risk

We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real, Euros, Romanian lei, and Chinese renminbi. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows. The Company has a risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future.

The table below shows our assets and liabilities and debt denominated in currencies other than the US dollar at December 31, 2014. We recognized a loss of $7.2 million on foreign exchange this year, compared to a loss of $6.8 million in 2013.

(thousands)	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Swedish krona	Romanian lei	Great British pound	Brazilian real
Cash and cash equivalents	14,196	865	3,734	12,731	482,898	1,774	27,466	136	32,966
Marketable securities	4,933	–	–	–	–	–	–	–	–
Accounts receivable and other	4,632	1	28,735	21,642	228,055	–	13,092	–	25,875
Accounts payable and accrued liabilities	(12,505)	(99)	(36,571)	(6,973)	(503,392)	–	(18,047)	–	(4,430)
Debt	–	–	–	–	(100,000)	–	–	–	–
Net balance	**11,256**	**767**	**(4,102)**	**27,400**	**107,561**	**1,774**	**22,511**	**136**	**54,411**
Equivalent in US dollars	9,703	628	(4,932)	11,816	17,577	227	6,106	212	20,480

Accounts receivable and other current and long-term assets relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. Based on the balances at December 31, 2014, a 10% increase/decrease in the exchange rates on that date would have resulted in a decrease/increase of approximately $6.2 million in profit before taxes.

Interest Rate Risk

Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

The majority of our debt is in the form of notes with a fixed interest rate of 6.125%. However borrowings under the ARCA are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. In the future we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility.

Price Risk

Our profitability depends on the price of gold, which is affected by many things, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world's major gold-producing countries. The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries, which reduces the risk of price fluctuations. The Company currently does not have any long term gold hedges or other commodity hedges, but we may hedge in the future.

Sensitivity Analysis for Key Variables

	A change of	Would change our after-tax net earnings by
Currency values against the US dollar	10%	$6.2 million
Price of gold (based on the expectations and assumptions we used in our 2015 outlook)	10%	$60.0 million
Interest rate on variable interest debt	10%	$0.1 million
Price of diesel fuel	10%	$3.0 million

OTHER RISKS AND UNCERTAINTIES

Exploration and Development

The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Operations

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

Laws, Regulations and Permits

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation

All industries, including the mining industry, are subject to legal claims that are with and without merit.

We are currently involved in various routine legal and regulatory proceedings. It's unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Political Risk

We operate in five countries outside of North America: Turkey, China, Brazil, Romania, and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

Other Information

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We are required to make estimates that affect the amount of assets, liabilities, contingent liabilities revenue and expenses we report. We have identified the following critical accounting policies and estimates. You can find all of our significant accounting policies in note 3 of our 2014 consolidated financial statements.

Inventories

We value finished goods (including metal concentrates, doré and iron ore), work-in-process, heap leach ore and stockpiled ore at the average production cost or its net realizable value – whichever is lower.

We consider ore stacked on our leach pads and in process at our mines as work-in-process inventory and record their value in earnings, and include them in the cost of sales based on ounces of gold sold, using the following assumptions in our estimates:

- the amount of gold we estimate is in the ore stacked on the leach pads
- the amount of gold we expect to recover from the stacks
- the amount of gold and other metals in the mill circuits
- the amount of gold and other metals in concentrates
- the gold and other metal prices we expect to realize when the gold and other metals is sold.

If our estimates or assumptions are inaccurate, we could be required to write down the value we have recorded on our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2014, the average cost of inventory was below its net realizable value.

Reserves and Resources

Our estimates for Kişladağ, Efemçukuru, Tanjianshan, Jinfeng, White Mountain, Perama, Tocantinzinho, Eastern Dragon, Skouries, Olympias, Stratoni, Certej and Vila Nova are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

You will not be able to compare the mineral reserve and resources information in this report with similar information from US companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements. You should not assume that:

- the mineral reserves defined in this report qualify as reserves under SEC standards
- the measured and indicated mineral resources in this report will ever be converted to reserves
- the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Value Beyond Proven and Probable Reserves ("VBPP")

On acquisition of a mineral property, we prepare an estimate of the fair value of the exploration potential of that property and record this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

Property, Plant and Equipment

We depreciate most of our mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. We base this on mining rates and our estimates of reserves. If these change, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

At each reporting period if there are indicators of an impairment of property, plant and equipment we assess whether there has been impairment. In the event of impairment we would be required to write down the recorded value of our mining properties, plant and equipment, which would reduce our earnings and net assets.

For producing properties, we base our assessment on the future net cash flows we expect the property will generate. There may be an impairment if metal prices have declined, production costs have increased, or metal recoveries are lower than previously estimated.

For non-producing properties, we base our assessment on whether there are factors that might indicate the need for a write-down. There may be an impairment if we believe current economics or permitting issues will prevent us from recovering the costs we have deferred for the property.

At December 31, 2014, based on an average projected gold price for 2015 of $1,300 per ounce and a long-term inflation adjusted price of $1,300 per ounce, the estimated discounted net cash flow from our mining properties, plant and equipment exceeded their carrying values.

Goodwill and Impairment Testing

We account for business combinations using the purchase method of accounting. We record the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and record any excess of the purchase price over fair value as goodwill. When the excess is negative it is recognized immediately in income. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

We review and evaluate the carrying amount of goodwill in the fourth quarter of every fiscal year, and when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Management is required to make a judgment with respect to which CGU's should be grouped together for goodwill testing purposes, including the assessment of operating segments, the highest level at which goodwill can be tested.

To test the recoverability of the carrying amount of goodwill we compare the fair value of our cash generating units ("CGU's") or operating segments to their carrying amounts. Calculating the estimated fair values of these CGU's or operating segments requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine ("LOM") plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. If a CGU's or operating segment's carrying value exceeds its fair value, we compare its carrying value to the implied fair value of its goodwill, and charge the amount the carrying value exceeds fair value to operations.

At December 31, 2014, our consolidated balance sheet included $526.3 million in goodwill as follows: Greece operating segment ($473.8 million), White Mountain ($50.3 million) and Tanjianshan ($2.2 million). We used a discount rate of between 7% and 9% to calculate the net present value of cash flows from these assets.

Operating Costs
We calculate cash operating costs according to the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-based Compensation
We use the Black-Scholes Model to calculate the fair value of stock options that have been given to employees, officers and directors. This model uses assumptions of share price, volatility and expected life of options.

Asset Retirement Obligations
We estimate the mine closure date, the discount rate, the inflation rate and the timing reclamation costs to determine the carrying value of an asset retirement obligation.

Income Taxes
We record income taxes using income tax rates we expect to apply in the years we estimate the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

Pension Plans
We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.

	December 31, 2014		December 31, 2013	
Key Assumptions – Pension Plans	**Pension Plan**	**SERP**	**Pension Plan**	**SERP**
Expected long-term rate of return on plan assets	4.0%	4.0%	4.8%	4.8%
Discount rate beginning of year	4.8%	4.8%	3.9%	3.9%
Discount rate end of year	4.0%	4.0%	4.8%	4.8%
Rate of salary escalation	2.5	2.5	–	–
Average remaining service period of active employees expected to receive benefits	7.2 years	7.2 years	7.6 years	7.6 years

Adoption of New Accounting Standards and Upcoming Changes

The following interpretation of a standard has been adopted by the Company commencing January 1, 2014:

- IFRIC 21 '*Levies*' – This interpretation of IAS 37, '*Provisions, Contingent Liabilities and Contingent Assets*', applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on the consolidated financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

- IFRS 9 '*Financial Instruments*' – This standard was published in July 2014 and replaces the existing guidance in IAS 39, 'Financial Instruments: Recognition and Measurement'. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

- IFRS 15 '*Revenue from Contracts with Customers*' – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2014, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administrators. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) to evaluate the effectiveness of our controls in 2014. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2014 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements in Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

QUALIFIED PERSON

Except as otherwise noted, Norman Pitcher, P. Geo., the Company's President, is the Qualified Person under NI 43-101 who approved the scientific or technical information contained in this MD&A and has verified the technical data disclosed in this document.

FORWARD-LOOKING INFORMATION AND RISKS

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be *forward-looking information* or *forward-looking statements* under Canadian and United States securities laws. We refer to them in this document as *forward-looking information*.

Key things to understand about the forward-looking information in this document:

- It typically includes words and phrases about the future, such as: *plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will*, as well as the negative of these words and phrases.
- Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
- It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
- It is also subject to the risks associated with our business, including
  - the changing price of gold and currencies and the impact of any hedging activities,
  - actual and estimated production and cost of production,
  - discrepancies between actual and estimated mineral reserves and resources,
  - the speculative nature of gold exploration,
  - risks associated with mining operations and development,
  - regulatory, title, permitting and licensing risks,
  - acquisition risks, and
  - other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review the risk factors of our business in our Annual Information Form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management's best estimates and judgments. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (1992) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2014, the Company's internal control over financial reporting was effective.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company's outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company's shareholders.

KPMG, an independent registered public accounting firm, appointed by the shareholders, has audited the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in their report titled "Independent Auditors' Report of Registered Public Accounting Firm". The effectiveness of the Company's internal control over financial reporting as at December 31, 2014 has also been audited by KPMG, and their opinion is included in their report titled "Report of Independent Registered Public Accounting Firm".

(Signed)

Paul N. Wright
Chief Executive Officer

(Signed)

Fabiana Chubbs
Chief Financial Officer

February 19, 2015
Vancouver, British Columbia, Canada

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

We have audited the accompanying consolidated financial statements of Eldorado Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Eldorado Gold Corporation as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eldorado Gold Corporation's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992), and our report dated February 19, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of Eldorado Gold Corporation's internal control over financial reporting.

(Signed)

Chartered Accountants
Vancouver, Canada

February 19, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eldorado Gold Corporation

We have audited Eldorado Gold Corporation's (the Company) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled "Management's Responsibility for Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and December 31, 2013 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2014, and our report dated February 19, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

(Signed)

Chartered Accountants
Vancouver, Canada

February 19, 2015

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

$	Note	December 31, 2014	December 31, 2013
Assets			
Current assets			
Cash and cash equivalents	6	498,514	589,180
Term deposits		2,800	34,702
Restricted cash		262	262
Marketable securities		4,251	4,387
Accounts receivable and other	7	117,995	89,231
Inventories	8	223,412	244,042
		847,234	961,804
Investments in associates	9	–	10,949
Deferred income tax assets	17	104	997
Other assets	10	43,605	37,330
Defined benefit pension plan	16	12,790	13,484
Property, plant and equipment	11	5,963,611	5,684,382
Goodwill	12	526,296	526,296
		7,393,640	7,235,242
Liabilities & equity			
Current liabilities			
Accounts payable and accrued liabilities	13	184,712	211,406
Current debt	14	16,343	16,402
		201,055	227,808
Debt	14	587,201	585,006
Other non-current liability	5(b)	49,194	–
Asset retirement obligations	15	109,069	85,259
Deferred income tax liabilities	17	869,207	842,305
		1,815,726	1,740,378
Equity			
Share capital	18	5,318,950	5,314,589
Treasury stock		(12,949)	(10,953)
Contributed surplus		38,430	78,557
Accumulated other comprehensive loss		(18,127)	(17,056)
Deficit		(53,804)	(143,401)
Total equity attributable to shareholders of the Company		5,272,500	5,221,736
Attributable to non-controlling interests		305,414	273,128
		5,577,914	5,494,864
		7,393,640	7,235,242

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

(Signed)

Robert R. Gilmore
Director

(Signed)

Paul N. Wright
Director

Date of approval: February 19, 2015

CONSOLIDATED INCOME STATEMENTS

(Expressed in thousands of US dollars except per share amounts)

For the year ended December 31	Note	2014	2013
Revenue			
Metal sales		1,067,899	1,123,992
Cost of sales			
Production costs	*26*	508,280	481,892
Inventory write-down		13,469	–
Depreciation and amortization		177,227	149,068
		698,976	630,960
Gross profit		**368,923**	**493,032**
Exploration expenses		16,230	34,686
General and administrative expenses		68,196	68,291
Defined benefit pension plan expense	*16*	1,620	2,478
Share based payments	*19*	18,775	19,492
Impairment loss on property, plant and equipment and goodwill	*11, 12*	–	808,414
Foreign exchange loss		7,176	6,799
Operating profit (loss)		**256,926**	**(447,128)**
Loss on disposal of assets		1,926	830
Loss on marketable securities and other investments		2,415	2,421
Loss on investments in associates		102	1,285
Impairment loss on investment in associates	*9*	–	14,051
Other income		(9,436)	(6,201)
Asset retirement obligation accretion	*15*	2,326	1,337
Interest and financing costs	*27*	28,779	40,412
Writedown of assets		3,001	3,990
Profit (loss) before income tax		**227,813**	**(505,253)**
Income tax expense	*17*	121,269	144,362
Profit (loss) for the year		**106,544**	**(649,615)**
Attributable to:			
Shareholders of the Company		102,607	(653,329)
Non-controlling interests		3,937	3,714
Profit (loss) for the year		**106,544**	**(649,615)**
Weighted average number of shares outstanding (thousands)	*28*		
Basic		716,288	715,181
Diluted		716,300	715,181
Earnings per share attributable to shareholders of the Company:			
Basic earnings (loss) per share		0.14	(0.91)
Diluted earnings (loss) per share		0.14	(0.91)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of US dollars)

For the year ended December 31	Note	2014	2013
Profit (loss) for the year		**106,544**	**(649,615)**
Other comprehensive income (loss):			
Change in fair value of available-for-sale financial assets		(2,353)	(1,258)
Realized losses (gains) on disposal of available-for-sale financial assets transferred to net income		1,878	(17)
Actuarial gains (losses) on defined benefit pension plans	*16*	(596)	8,754
Total other comprehensive income (loss) for the year		**(1,071)**	**7,479**
Total comprehensive income (loss) for the year		**105,473**	**(642,136)**
Attributable to:			
Shareholders of the Company		101,536	(645,850)
Non-controlling interests		3,937	3,714
		105,473	**(642,136)**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the year ended December 31	Note	2014	2013
Cash flows generated from (used in):			
Operating activities			
Profit (loss) for the year		106,544	(649,615)
Items not affecting cash			
Asset retirement obligation accretion		2,326	1,337
Depreciation and amortization		177,227	149,068
Unrealized foreign exchange loss		1,154	775
Deferred income tax expense		27,795	27,516
Loss on disposal of assets		1,926	830
Loss on investment in associates		102	1,285
Impairment loss on investment in associates		–	14,051
Writedown of assets		3,001	3,990
Impairment loss on property, plant and equipment and goodwill		–	808,414
Loss on marketable securities and other investments		2,415	2,421
Share based payments		18,775	19,492
Defined benefit pension plan expense		1,620	2,478
		342,885	**382,042**
Property reclamation payments		(3,038)	–
Changes in non-cash working capital	20	(56,502)	(25,669)
		283,345	**356,373**
Investing activities			
Net cash paid on acquisition of subsidiary	5(a)	(30,318)	–
Purchase of property, plant and equipment		(410,690)	(481,986)
Proceeds from the sale of property, plant and equipment		147	2,086
Proceeds on production of tailings retreatment		26,599	24,877
Purchase of marketable securities		(3,313)	–
Proceeds from the sale of marketable securities		1,521	2,025
Investments in associates		–	(6,357)
Redemption of (investment in) term deposits		31,902	(34,702)
Decrease (increase) in restricted cash		31	(12)
		(384,121)	**(494,069)**
Financing activities			
Issuance of common shares for cash		1,996	7,003
Proceeds from contributions net of dispositions from non-controlling interest	5(b)	40,000	2,321
Dividend paid to non-controlling interests		(12,466)	(13,281)
Dividend paid to shareholders		(13,010)	(84,948)
Purchase of treasury stock		(6,413)	(6,462)
Long-term and bank debt proceeds		32,625	15,977
Long-term and bank debt repayments		(32,622)	(10,354)
Loan financing costs		–	(223)
		10,110	**(89,967)**
Net decrease in cash and cash equivalents		**(90,666)**	**(227,663)**
Cash and cash equivalents – beginning of year		**589,180**	**816,843**
Cash and cash equivalents – end of year		**498,514**	**589,180**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars)

For the year ended December 31	Note	2014	2013
Share capital			
Balance beginning of year		5,314,589	5,300,957
Shares issued upon exercise of share options, for cash		1,996	7,003
Transfer of contributed surplus on exercise of options		2,141	2,934
Transfer of contributed surplus on exercise of deferred phantom units		224	3,695
Balance end of year		**5,318,950**	**5,314,589**
Treasury stock			
Balance beginning of year		(10,953)	(7,445)
Purchase of treasury stock		(6,413)	(6,462)
Shares redeemed upon exercise of restricted share units		4,417	2,954
Balance end of year		**(12,949)**	**(10,953)**
Contributed surplus			
Balance beginning of year		78,557	65,382
Share based payments		18,503	19,847
Shares redeemed upon exercise of restricted share units		(4,417)	(2,954)
Recognition of other non-current liability and related costs	*5(b)*	(51,848)	–
Partial reversal of non-controlling interest acquired on buy-out		–	2,911
Transfer to share capital on exercise of options and deferred phantom units		(2,365)	(6,629)
Balance end of year		**38,430**	**78,557**
Accumulated other comprehensive loss			
Balance beginning of year		(17,056)	(24,535)
Other comprehensive gain (loss) for the year		(1,071)	7,479
Balance end of year		**(18,127)**	**(17,056)**
Deficit			
Balance beginning of year		(143,401)	594,876
Dividends paid		(13,010)	(84,948)
Profit (loss) attributable to shareholders of the Company		102,607	(653,329)
Balance end of year		**(53,804)**	**(143,401)**
Total equity attributable to shareholders of the Company		**5,272,500**	**5,221,736**
Non-controlling interests			
Balance beginning of year		273,128	284,100
Profit attributable to non-controlling interests		3,937	3,714
Dividends declared to non-controlling interests		(11,651)	(14,096)
Increase (decrease) during the period	*5(b)*	40,000	(590)
Balance end of year		**305,414**	**273,128**
Total equity		**5,577,914**	**5,494,864**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise stated)

1. General Information

Eldorado Gold Corporation ("Eldorado" or the "Company") is a gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired Glory Resources Ltd. ("Glory") in March 2014. Glory has the Sapes project in Thrace, Greece.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2. Basis of Preparation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on February 19, 2015.

ADOPTION OF NEW ACCOUNTING STANDARDS AND UPCOMING CHANGES

The following interpretation of a standard has been adopted by the Company commencing January 1, 2014:

- IFRIC 21 '*Levies*' – This interpretation of IAS 37, 'Provisions, *Contingent Liabilities and Contingent Assets*', applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on these consolidated financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

- IFRS 9 '*Financial Instruments*' – This standard was published in July 2014 and replaces the existing guidance in IAS 39, '*Financial Instruments: Recognition and Measurement*'. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

- IFRS 15 '*Revenue from Contracts with Customers*' – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

3. Significant Accounting Policies

The principal accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by all Eldorado entities.

3.1 BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries and Business Combinations

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

The excess of the cost of acquisition over the fair value of Eldorado's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

The most significant wholly-owned and partially-owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Tüprag Metal Madencilik Sanayi ve Ticaret AS ("Tüprag")	Turkey	100%	Consolidated	Kişladağ Mine Efemçukuru Mine
Qinghai Dachaidan Mining Ltd. ("QDML")	China	90%	Consolidated	TJS Mine
Sino Guizhou Jinfeng Mining Ltd. ("Jinfeng")	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Ltd.	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Ltd. ("Eastern Dragon")	China	75%	Consolidated	Eastern Dragon Project
Hellas Gold SA ("Hellas")	Greece	95%	Consolidated	Stratoni Mine Olympias Project Skouries Project
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Glory Resources Ltd.	Greece	100%	Consolidated	Sapes Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Brazauro Resources Corporation ("Brazauro")	Brazil	100%	Consolidated	Tocantinzinho Project
Deva Gold SA ("Deva")	Romania	81%	Consolidated	Certej Project

(ii) Investments in Associates (Equity Accounted for Investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado's share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.

3. Significant Accounting Policies (continued)

When the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.

At each balance sheet date, each investment in associates is assessed for indicators of impairment.

(iii) Transactions with Non-controlling Interests
For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.

(iv) Transactions Eliminated on Consolidation
Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.

3.2 FOREIGN CURRENCY TRANSLATION

(i) Functional and Presentation Currency
Items included in the financial statements of each of Eldorado's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii) Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.3 PROPERTY, PLANT AND EQUIPMENT

(i) Cost and Valuation
Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii) Property, Plant and Equipment
Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(iii) Depreciation
Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine's estimated life using the units-of-production method calculated based on proven and probable reserves.

3. Significant Accounting Policies (continued)

Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit's estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(iv) Subsequent Costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.

(v) Deferred Stripping Costs

Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate.

(vi) Borrowing Costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii) Mine Standby and Restructuring Costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine.

3.4 EXPLORATION, EVALUATION AND DEVELOPMENT EXPENDITURES

(i) Exploration

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

(ii) Evaluation

Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

3. Significant Accounting Policies (continued)

Evaluation expenditures include the cost of:

a) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;
b) determining the optimal methods of extraction and metallurgical and treatment processes;
c) studies related to surveying, transportation and infrastructure requirements;
d) permitting activities; and
e) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures are capitalized if management determines that there is evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

- There is a probable future benefit that will contribute to future cash inflows;
- The Company can obtain the benefit and control access to it; and
- The transaction or event giving rise to the benefit has already occurred.

The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine.

(iii) Development

Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and mill.

Expenditures incurred on development projects continue to be capitalized until the mine and mill moves into the production stage. The Company assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specification); and (4) the ability to sustain ongoing production of minerals.

Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized.

3.5 GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.

Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired.

3. Significant Accounting Policies (continued)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units ("CGU"s) that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

3.6 IMPAIRMENT OF NON-FINANCIAL ASSETS

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7 FINANCIAL ASSETS

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado's loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other and other assets in the balance sheet.

3. Significant Accounting Policies (continued)

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado's available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and Measurement

Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'Gain or loss on marketable securities' in the period in which they arise. Dividend income from 'financial assets at fair value through profit or loss' is recognised in the income statement as part of other income when Eldorado's right to receive payments is established.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income and presented within equity. When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as 'Gain or loss on marketable securities'.

(iii) Impairment of Financial Assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

3. Significant Accounting Policies (continued)

3.8 DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.

3.9 INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

i) Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

   Inventory costs are charged to production costs on the basis of quantity of metal sold. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

   Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses.

ii) Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.10 TRADE RECEIVABLES

Trade receivables are amounts due from customers for bullion, doré, gold concentrate, other metal concentrates and iron ore sold in the ordinary course of business.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where neccesary.

3.11 CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with maturities at the date of acquisition of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.12 SHARE CAPITAL

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders' equity.

3.13 TRADE PAYABLES

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3. Significant Accounting Policies (continued)

3.14 DEBT AND BORROWINGS

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities and other borrowings are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the loan to which it relates.

3.15 CURRENT AND DEFERRED INCOME TAX

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.16 EMPLOYEE BENEFITS

(i) Defined Benefit Plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans. For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including rate of salary escalation and expected retirement dates of employees. The discount rate is based on high quality bond yields, as per IAS 19. The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods. Current service cost, the vested element of any past service cost, the interest income on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

3. Significant Accounting Policies (continued)

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii) Termination Benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii) Short-term Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3.17 SHARE-BASED PAYMENT TRANSACTIONS

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares.

The fair value of the options and restricted share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards recorded at the quoted market price at the grant date. The corresponding liability is marked to market at each reporting date.

3.18 PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i) Rehabilitation and Restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred. The rehabilitation liability is classified as an 'Asset retirement obligation' on the balance sheet.

The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.

These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

3. Significant Accounting Policies (continued)

3.19 REVENUE RECOGNITION

Revenue from the sale of bullion, doré, gold concentrate, other metal concentrates and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré, metal concentrates and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured. Revenues realized from sales of pre-commercial production are recorded as a reduction of property plant and equipment.

Our metal concentrates are sold under pricing arrangements where final metal prices are determined by market prices subsequent to the date of shipment. Provisional revenue is recorded at date of shipment based on metal prices at that time. Adjustments are made to the provisional revenue in subsequent periods based on fluctuations in the market prices until date of final metal pricing. Consequently, at each reporting period the receivable balances relating to sales of concentrates changes with the fluctuations in market prices.

3.20 FINANCE INCOME AND EXPENSES

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

3.21 EARNINGS (LOSS) PER SHARE

Eldorado presents basic and diluted earnings per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4. Critical Accounting Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analyses, asset retirement obligations, share-based payments and warrants, pension benefits, valuation of deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.

Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant estimates and assumptions in determining carrying values.

PURCHASE PRICE ALLOCATION

Business combinations require estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

4. Critical Accounting Estimates and Judgements (continued)

In respect of mining company acquisitions purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

ESTIMATED RECOVERABLE RESERVES AND RESOURCES

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

CURRENT AND DEFERRED TAXES

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax returns.

Estimates of recoverability are required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

IMPAIRMENT OF NON-CURRENT ASSETS AND GOODWILL

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified.

Calculating the estimated fair values of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine ("LOM") plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

4. Critical Accounting Estimates and Judgements (continued)

Management is also required to make judgments with respect to the level at which goodwill is tested for impairment. Judgments include an assessment of whether CGUs should be grouped together for goodwill testing purposes at a level not larger than an operating segment or tested at the individual CGU level.

5. Acquisitions and Other Transactions

A) ACQUISITION OF GLORY

Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own on March 14, 2014. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business, as defined in IFRS 3. Other than a small working capital amount the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This amount was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

B) EASTERN DRAGON AGREEMENT

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement ("Agreements") with CDH Fortune II Limited ("CDH").

As a result of these Agreements, CDH acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited ("Tenya"), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of CDH's shares in Tenya at a fixed price ("Put Option") for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option, as well as $2,654 of transaction costs. The sum of these amounts was recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of December 31, 2014 is $49,194.

6. Cash and Cash Equivalents

$	December 31, 2014	December 31, 2013
Cash at bank and on hand	444,176	508,611
Short-term bank deposits	54,338	80,569
	498,514	589,180

7. Accounts Receivable and Other

$	December 31, 2014	December 31, 2013
Trade receivables	19,771	21,510
Value added and other taxes recoverable	40,378	10,984
Other receivables and advances	18,572	16,704
Prepaid expenses and deposits	39,274	40,033
	117,995	89,231

8. Inventories

$	December 31, 2014	December 31, 2013
Ore stockpiles	44,195	59,152
In-process inventory and finished goods	64,314	73,510
Materials and supplies	114,903	111,380
	223,412	244,042

The cost of materials and supplies consumed during the year and included in production costs amounted to $244,003 (2013 – $195,936).

Inventory write downs related to Iron Ore inventory amounting to $13,469 (2013 – nil) were recognized during the year.

9. Interests in Other Entities

9.1 INVESTMENTS IN ASSOCIATES

$	December 31, 2014	December 31, 2013
Glory Resources Ltd.	–	10,046
Nordic Mines ("Nordic")	–	903
	–	10,949

(a) **Glory**

In March 2014, the Company completed the acquisition of Glory as described in note 5(a).

(b) **Nordic**

In May 2014, the Company, through one of its subsidiaries, sold 26,834,026 shares of Nordic and lost its significant influence in this company. Nordic was reclassified to marketable securities and the remaining 7,771,141 shares were sold during the months of June and July 2014. As at December 31, 2014 the Company does not own any more shares in Nordic.

The continuity of this investment was as follows:

$	2014	2013
Balance at January 1,	903	9,050
Purchases during the year	–	6,357
Sales during the year	(755)	(350)
Equity loss for the year	(101)	(103)
Impairment loss	–	(14,051)
Transferred to marketable securities	(47)	–
Balance at December 31,	–	903

9. Interests in Other Entities (continued)

9.2 INVESTMENT IN SUBSIDIARIES

The following table summarized the information relating to each of the Company's subsidiaries that has non-controlling interests ("NCI") with material impact on net profit. The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations. Disclosures related to Eastern Dragon, Hellas and Deva have not been provided as these subsidiaries currently have no material impact on net profit.

$	December 31, 2014		December 31, 2013	
	QDML	Jinfeng	QDML	Jinfeng
NCI percentage	**10%**	**18%**	**10%**	**18%**
Current assets	216,368	59,570	222,216	57,417
Non-current assets	103,164	610,952	107,219	647,064
Current liabilities	(71,843)	(474,010)	(82,179)	(503,695)
Non-current liabilities	(7,968)	(26,583)	(7,983)	(22,823)
Net assets	**239,721**	**169,929**	**239,273**	**177,963**
Carrying amount of NCI	**22,445**	**17,136**	**22,112**	**19,734**
Revenue	136,982	214,527	144,057	171,104
Net profit	39,427	35,040	45,506	20,308
Total comprehensive income	39,427	35,040	45,506	20,308
Profit allocated to NCI	**4,231**	**5,155**	**4,228**	**490**
Dividends paid to NCI	3,898	7,753	4,066	7,584
Cash flows from operating activities	46,481	65,219	(104)	83,179
Cash flows from investing activities	(8,833)	(15,956)	(11,333)	(53,284)
Cash flows from financing activities	(38,978)	(43,069)	(40,664)	(26,156)
Net increase (decrease) in cash and cash equivalents	**(1,330)**	**6,194**	**(52,101)**	**3,739**

Significant Restrictions

The Company cannot increase the drawdown limit of the entrusted loan described in note 14(d) without the consent of QDML's non-controlling interest.

10. Other Assets

$	December 31, 2014	December 31, 2013
Restricted credit card deposits	627	658
Non-current accounts receivable and other	2,925	898
Prepaid loan costs (note 14(b))	1,011	2,528
Environmental guarantee deposits	14,423	13,285
Deposit on land acquisition at Jinfeng	2,907	2,918
Long-term value added and other taxes recoverable	21,712	17,043
	43,605	**37,330**

11. Property, Plant and Equipment

$	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties and leases	Capitalized evaluation	Total
Cost						
Balance at January 1, 2013	266,718	1,443,858	149,590	4,480,597	37,416	6,378,179
Additions/transfers	85,803	183,237	10,806	198,352	18,303	496,501
Proceeds on production of tailings retreatment	–	–	–	(24,877)	–	(24,877)
Other movements	(2,287)	(3,954)	(812)	(742)	239	(7,556)
Disposals/impairment losses	(21,122)	(53,602)	–	(429,909)	–	(504,633)
Balance at December 31, 2013	**329,112**	**1,569,539**	**159,584**	**4,223,421**	**55,958**	**6,337,614**
Balance at January 1, 2014	329,112	1,569,539	159,584	4,223,421	55,958	6,337,614
Additions/transfers	36,657	93,527	11,086	287,602	13,122	441,994
Acquisition of Glory		268		39,285		39,553
Proceeds on production of tailings retreatment	–	–	–	(26,599)	–	(26,599)
Other movements	15,955	535	(26,410)	6,862	360	(2,698)
Disposals	(153)	(876)	–	–	–	(1,029)
Balance at December 31, 2014	**381,571**	**1,662,993**	**144,260**	**4,530,571**	**69,440**	**6,788,835**
Depreciation						
Balance at January 1, 2013	(21,947)	(382,630)	(2,280)	(102,580)	–	(509,437)
Depreciation for the year	(35,679)	(79,137)	2,280	(35,102)	–	(147,638)
Other movements	(335)	570	–	906	–	1,141
Disposals	601	2,046	–	55	–	2,702
Balance at December 31, 2013	**(57,360)**	**(459,151)**	**–**	**(136,721)**	**–**	**(653,232)**
Balance at January 1, 2014	(57,360)	(459,151)	–	(136,721)	–	(653,232)
Depreciation for the year	(35,160)	(110,923)	–	(23,698)	–	(169,781)
Other movements	2,619	153	–	(5,870)	–	(3,098)
Disposals	102	785	–	–	–	887
Balance at December 31, 2014	**(89,799)**	**(569,136)**	**–**	**(166,289)**	**–**	**(825,224)**
Carrying amounts						
At January 1, 2013	244,771	1,061,228	147,310	4,378,017	37,416	5,868,742
At December 31, 2013	271,752	1,110,388	159,584	4,086,700	55,958	5,684,382
Balance at December 31, 2014	**291,772**	**1,093,857**	**144,260**	**4,364,282**	**69,440**	**5,963,611**

* Prior period balances have been reclassified to conform with current period presentation.

The amount of capitalized interest during the year ended December 31, 2014 included in property, plant and equipment was $14,450 ($2013 – $3,705).

As at December 31, 2013 the carrying value of goodwill at our Jinfeng mine and Eastern Dragon project was impaired by the entire allocated amounts of $138,529 and $174,885, respectively (note 12). As a result, the Company assessed the recoverable amounts of property, plant and equipment for each of these locations using the same fair value less costs to sell approach and key assumptions as used in the annual goodwill impairment testing as described in note 12.

11. Property, Plant and Equipment (continued)

As at December 31, 2013, we recorded impairment charges of $495,000 ($371,250 net of deferred income tax recovery) on the property, plant and equipment in China. Impairment charges included $350,000 impairment ($262,500 net of deferred income tax recovery) at our Eastern Dragon project and $145,000 ($108,750 net of deferred income tax recovery) at our Jinfeng mine. These impairment charges were applied to the property, plant and equipment based on the relative carrying amounts of the assets as at December 31, 2013 that were subject to impairment charges. At December 31, 2014, the carrying amount of our Eastern Dragon project and our Jinfeng mine after impairment charges was $445,391 (2013 –$444,830) and $594,460 (2013 – $630,512) respectively.

12. Goodwill

$	2014	2013
Cost		
Balance at January 1,	526,296	839,710
Acquired during the year	–	–
Impaired during the year	–	(313,414)
Balance at December 31,	**526,296**	**526,296**

Impairment Tests for Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount including goodwill, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

Goodwill is allocated to the individual CGUs of TJS and White Mountain in China and to a group of CGUs in Greece.

The recoverable amount of a CGU or group of CGUs is determined based on the higher of fair value less costs to sell and value-in-use. These calculations use projections based on financial budgets approved by management. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The estimates of future cash flows were derived from the most recent LOM plans with mine lives ranging from 7 to 33 years.

Key assumptions used for fair value less costs to sell calculations are as follows:

	2014	2013
Gold price ($/oz)	1,300	1,200–$1,300
Silver price ($/oz)	20	22
Copper ($/lb)	3.00	3.04–$3.36
Lead ($/lb)	0.95	1.00
Zinc ($/lb)	1.00	0.86
Inflation rate	2%	2%
Discount rate	7%–9%	7%–12%

Based on the goodwill impairment test performed on its CGUs, the Company concluded that the goodwill was recoverable in all of the assessed CGUs.

The above assumptions have been used for the analysis of the recoverability of goodwill and the CGUs to which it relates. The discount rates used reflect specific risks relating to the relevant CGUs.

12. Goodwill (continued)

As at December 31, 2014, goodwill is allocated to the White Mountain CGU, TJS CGU and Greece group of CGUs in the amounts of $50,276, $2,238 and $473,782, respectively.

The recoverable amount of CGUs is sensitive to change in gold prices. A 6% decrease in the long-term gold price, in isolation, could cause the carrying value to exceed the recoverable amount of these CGUs.

The Company believes that a long term decline in the gold price environment would result in changes in operating cost inputs that may offset the impact of a lower gold price environment.

The values assigned to the key assumptions represent management's assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management's best estimates and are based on both current and historical information from external and internal sources.

As at December 31, 2013 the fair value less costs to sell discounted cash flow model yielded impairments of the full carrying value of goodwill of the Jinfeng mine ($138,529) and Eastern Dragon project ($174,885). The impairment charge was due to a decrease in gold price assumptions which reflected the decline in observed market prices in 2013. Furthermore, a Chinese permitting risk premium was applied to the Eastern Dragon project to reflect the permitting delays that the development project has experienced.

13. Accounts Payable and Accrued Liabilities

$	December 31, 2014	December 31, 2013
Trade payables	83,566	106,098
Taxes payable	6,230	6,442
Accrued expenses	94,916	98,866
	184,712	**211,406**

14. Debt

$	December 31, 2014	December 31, 2013
Current:		
Jinfeng China Merchant Bank ("CMB") working capital loan (a)	16,343	16,402
Non-current:		
Senior notes (c)	587,201	585,006
Total debt	**603,544**	**601,408**

(a) Jinfeng CMB Working Capital Loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,343) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility had a term of up to one year. In January 2014, the term of the facility was extended to January 28, 2015 and was not subsequently renewed. This facility is unsecured.

14. Debt (continued)

As at December 31, 2014, Jinfeng has drawn down the full amount of RMB 100.0 million ($16,343) under this facility and has used the proceeds to fund working capital obligations. Subsequent to December 31, 2014, Jinfeng repaid RMB 50.0 million ($8,171) on this facility and drew down the same amount.

All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

(b) HSBC Revolving Credit Facility

The Company has a $375.0 million revolving credit facility with HSBC ("the credit facility" or "ARCA") and a syndicate of other banks. The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2014.

Loan interest is variable dependent on a leverage ratio pricing grid. The Company's current leverage ratio is approximately 1.3:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $4,728 were paid in relation to the credit facility. This amount has been deferred as pre-payments for liquidity services and will be amortized over the term of the credit facility. As at December 31, 2014, the prepaid loan cost on the balance sheet was $1,011 (note 10).

No amounts were drawn down under the ARCA as at December 31, 2014.

(c) Senior Notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:

i) At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;

ii) On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016	103.063%
December 15, 2017	101.531%
2018 and thereafter	100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2014 is $583.9 million.

Net deferred financing costs of $12,799 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

(d) Entrusted Loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, our 90% owned subsidiary, entered into a RMB 12.0 million ($1,961) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,666) through a series of amendments.

14. Debt (continued)

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2014 was 4.59%.

As at December 31, 2014, RMB 651.5 million ($106,475) had been drawn under the entrusted loan.

Subsequent to December 31, 2014, RMB 2.0 million ($327) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

15. Asset Retirement Obligations

$	Greece	Brazil	China	Turkey	Romania	Total
At January 1, 2014	32,642	2,839	25,298	23,564	916	85,259
Accretion during the year	717	86	612	875	36	2,326
Revisions to estimate of obligation	12,985	185	837	10,015	500	24,522
Settlements	–	–	(3,038)	–	–	(3,038)
At December 31, 2014	**46,344**	**3,110**	**23,709**	**34,454**	**1,452**	**109,069**
Estimated undiscounted amount	74,373	3,754	30,772	65,886	2,514	177,299

The Company's asset retirement obligations relate to the restoration and rehabilitation of the Company's mining operations and projects under development. The expected timing of the cash flows in respect of the provision is based on the estimated life of the various mining operations. The increase in the estimate of the obligation in 2014 was mainly due to lower discount rates which create a higher net present value of the reclamation obligation, and higher rehabilitation costs at Skouries and Stratoni.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

%	Greece	Brazil	China	Turkey	Romania
At December 31, 2013					
Inflation rate	2.0	2.0	2.0	2.0	2.0
Discount rate	0.4 to 4.0	3.0	1.3 to 3.0	3.1 to 4.0	4.0
At December 31, 2014					
Inflation rate	2.0	2.0	2.0	2.0	2.0
Discount rate	0.7 to 2.8	2.1	1.1 to 2.1	2.2 to 2.7	2.5

The discount rate is a risk-free rate determined based on US Treasury bond rates. US Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in US dollars and the majority of the expenditures are expected to be incurred in US dollars. The inflation rates used in determining the present value of the future net cash outflows are based on worldwide inflation rates.

Environmental guarantee deposits exist with respect to the environmental rehabilitation of the mines in China (note 10).

15. Asset Retirement Obligations (continued)

Additionally, the Company has provided the following:

a) a €50.0 million Letter of Guarantee to the Ministry of Environment of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines (Stratoni, Olympias and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 57 basis points.

b) a $30.0 million Letter of Guarantee to the Ministry of Environment, Energy and Climate change of Turkey as security for the due and proper performance of rehabilitation works committed in connection with the environmental impact assessment approved for Kişladağ and Efemçukuru. This Letter of Guarantee is renewed annually, expires on September 18, 2015 and has an annual fee of 28 basis points.

16. Defined Benefit Plans

$	December 31, 2014	December 31, 2013
Balance sheet obligations (asset) for:		
Pension Plan	839	477
Supplementary pension plan	(13,629)	(13,961)
	(12,790)	**(13,484)**

$	December 31, 2014	December 31, 2013
Income statement charge for:		
Pension Plan	198	215
Non-registered supplementary pension plan	1,422	2,263
	1,620	**2,478**

Actuarial losses (gains) recognised in the statement of other comprehensive income in the period (before tax)	596	(8,754)
Cumulative actuarial losses recognised in the statement of other comprehensive income (before tax)	14,119	13,523

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan ("the Pension Plan") and a supplementary pension plan ("the SERP"). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement ("RCA"), a trust account. As it is a trust account, the assets in the account are protected from the Company's creditors. The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee's years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

16. Defined Benefit Plans (continued)

Eldorado's plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2014 for funding purposes with the next required valuation as of January 1, 2017. The SERP's last valuation was on January 1, 2014 for funding purposes and the next valuation will be prepared in accordance with the terms of the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2014.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to prefund any benefit obligation under the SERP.

Total Cash Payments
The amount contributed to the Pension Plan and the SERP was $2,700 (2013 – $2,958). Cash payments totalling $156 were made directly to beneficiaries during the year (2013 – $167). The Company expects to contribute $215 to the Pension Plan and $2,636 to the SERP in 2015.

The amounts recognised in the balance sheet are determined as follows:

$		December 31, 2014			December 31, 2013	
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
Present value of obligations	2,763	33,320	36,083	2,407	31,529	33,936
Fair value of plan assets	(1,924)	(46,949)	(48,873)	(1,930)	(45,490)	(47,420)
Liability (asset) on balance sheet	**839**	**(13,629)**	**(12,790)**	**477**	**(13,961)**	**(13,484)**

The movement in the defined benefit obligation over the year is as follows:

$		2014			2013	
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
Balance at January 1,	2,407	31,529	33,936	2,585	35,903	38,488
Current service cost	172	2,076	2,248	190	2,466	2,656
Interest cost	114	1,487	1,601	101	1,397	1,498
Actuarial loss (gain)	280	940	1,220	(302)	(5,781)	(6,083)
Benefit payments	–	(156)	(156)	–	(167)	(167)
Exchange gain	(210)	(2,556)	(2,766)	(167)	(2,289)	(2,456)
Balance at December 31,	**2,763**	**33,320**	**36,083**	**2,407**	**31,529**	**33,936**

The movement in the fair value of plan assets of the year is as follows:

$		2014			2013	
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
At January 1,	1,930	45,490	47,420	1,969	41,090	43,059
Interest income on plan assets	88	2,141	2,229	77	1,600	1,677
Actuarial gain (loss)	66	558	624	(113)	2,784	2,671
Contributions by employer	–	2,700	2,700	123	2,835	2,958
Benefit payments	–	(156)	(156)	–	(167)	(167)
Exchange loss	(160)	(3,784)	(3,944)	(126)	(2,653)	(2,779)
At December 31,	**1,924**	**46,949**	**48,873**	**1,930**	**45,490**	**47,420**

16. Defined Benefit Plans (continued)

The amounts recognized in the income statement are as follows:

$	2014			2013		
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
Current service cost	172	2,076	2,248	190	2,466	2,656
Interest cost	114	1,487	1,601	101	1,397	1,498
Expected return on plan assets	(88)	(2,141)	(2,229)	(76)	(1,600)	(1,676)
Defined benefit plans expense	**198**	**1,422**	**1,620**	**215**	**2,263**	**2,478**

The actual return on plan assets was $3,124 (2013 – $4,582).

The principal actuarial assumptions used were as follows:

$	2014		2013	
	Pension Plan	SERP	Pension Plan	SERP
Expected return on plan assets	4.0	4.0	4.8	4.8
Discount rate – beginning of year	4.8	4.8	3.9	3.9
Discount rate – end of year	4.0	4.0	4.8	4.8
Rate of salary escalation	2.5	2.5	–	–
Average remaining service period of active employees expected to receive benefits	7.2 years	7.2 years	7.6 years	7.6 years

The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Plan Assets

The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans' weighted average asset allocation percentages by asset category:

	December 31, 2014		December 31, 2013	
	Pension Plan	SERP	Pension Plan	SERP
Investment funds				
Money market	1%	8%	1%	7%
Canadian fixed income	99%	4%	99%	4%
Canadian equities	–	20%	–	20%
US equities	–	16%	–	17%
International equities	–	7%	–	7%
Other [1]	–	45%	–	45%
Total	**100%**	**100%**	**100%**	**100%**

(1) Assets held by the Canada Revenue Agency in the refundable tax account.

16. Defined Benefit Plans (continued)

The sensitivity of the overall pension liability to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall liability
Discount rate	Increase by 0.5%	Decrease by $2,352
	Decrease by 0.5%	Increase by $2,606
Salary escalation rate	Increase/decrease by 0.5%	Increase/decrease by $100

17. Income Tax Expense and Deferred Taxes

Total income tax expense consists of:

$	December 31, 2014	December 31, 2013
Current tax expense	93,474	116,846
Deferred tax expense	27,795	27,516
	121,269	144,362

Total income tax expense attributable to geographical jurisdiction is as follows:

$	2014	2013
Turkey	74,959	109,195
China	37,263	(90,177)
Greece	5,005	122,657
Brazil	2,761	3,202
Canada	–	51
Romania	201	(889)
Other jurisdictions	1,080	323
	121,269	144,362

Factors affecting income tax expense for the year:

$	2014	2013
Profit before income tax	227,813	(505,253)
Canadian statutory tax rate	26.00%	26.00%
Tax on profit at Canadian statutory tax rate	59,231	(131,366)
Items that cause an increase (decrease) in income tax expense:		
Foreign income subject to different income tax rates than Canada	(17,307)	(9,074)
Increase in Greek tax rates	–	125,102
Non-tax effected operating losses	24,470	20,434
Non-deductible expenses and other items	13,481	14,636
Non-deductible goodwill impairment	–	78,354
Foreign exchange and other translation adjustments	16,914	23,807
Amounts under (over) provided in prior years	4,350	762
Investment tax credits	(517)	(12,381)
Withholding tax on foreign income	20,647	34,088
Income tax expense	**121,269**	**144,362**

17. Income Tax Expense and Deferred Taxes (continued)

The change for the year in the Company's net deferred tax position was as follows:

$	2014	2013
Net deferred tax asset (liability)		
Balance at January 1,	(841,308)	(813,792)
Deferred income tax (expense) recovery in the income statement	(27,795)	(27,516)
Adjustments related to acquisitions	–	–
Other	–	–
Net balance at December 31,	**(869,103)**	**(841,308)**

The composition of the Company's net deferred income tax asset and liability and deferred tax expense is as follows:

Type of temporary difference	Deferred tax assets		Deferred tax liabilities		Expense on the income statement	
$	2014	2013	2014	2013	2014	2013
Property, plant and equipment	2,735	4,687	913,383	878,725	36,610	23,910
Loss carryforwards	17,590	12,059	–	–	(5,531)	(813)
Liabilities	28,082	18,226	51	2,784	(12,589)	(4,997)
Investment tax credits	1,078	7,795	–	–	6,717	3,255
Other items	6,729	4,054	11,883	6,620	2,588	6,161
Balance at December 31,	**56,214**	**46,821**	**925,317**	**888,129**	**27,795**	**27,516**

Unrecognized Deferred Tax Assets

$	2014	2013
Tax losses	128,169	108,125
Other deductible temporary differences	6,733	1,800
Total unrecognized deferred tax assets	**134,902**	**109,925**

Unrecognized Tax Losses

At December 31, 2014 the Company had losses with a tax benefit of $128,169 (2013 – $108,125) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

17. Income Tax Expense and Deferred Taxes (continued)

Expiry date ($)	Canada	Brazil	Greece	Australia	Total
2015	–	–	8,552	–	8,552
2016	–	–	553	–	553
2017	–	–	1,895	–	1,895
2018	–	–	8,575	–	8,575
2019	–	–	26,868	–	26,868
2025	7,884	–	–	–	7,884
2026	14,858	–	–	–	14,858
2027	10,717	–	–	–	10,717
2028	25,987	–	–	–	25,987
2029	23,451	–	–	–	23,451
2030	7,411	–	–	–	7,411
2031	45,364	–	–	–	45,364
2032	75,458	–	–	–	75,458
2033	64,889	–	–	–	64,889
2034	63,902	–	–	–	63,902
No expiry	–	4,520	–	31,690	36,210
	339,921	4,520	46,443	31,690	422,574
Capital losses with no expiry	128,250	–	–	–	128,250
Tax effect of total losses not recognized	105,052	1,535	12,075	9,507	128,169

DEDUCTIBLE TEMPORARY DIFFERENCES

At December 31, 2014 the Company had deductible temporary differences for which deferred tax assets of $6,733 (2013 – $1,800) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.

TEMPORARY DIFFERENCES ASSOCIATED WITH INVESTMENTS IN SUBSIDIARIES

The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future. At December 31, 2014, these earnings amount to $1,803,336 (2013 – $1,463,262). Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.

TAX CREDITS

The Company has $396 (2013 – $2,450) of tax credits that have not been recognized.

OTHER FACTORS AFFECTING TAXATION

During the year the Turkish Lira has weakened, causing a deferred income tax expense during the year of $10,256 due to the decrease in the value of the future tax deductions associated with the Turkish operations. The Company expects that in the future significant foreign exchange movements in the Turkish Lira, Euro or Chinese Renminbi in relation to the US dollar will cause significant volatility in the deferred income tax expense or recovery.

18. Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2014 there were no non-voting common shares outstanding (December 31, 2013 – none).

Voting common shares	Number of shares	Total ($)
At January 1, 2013	**714,344,476**	**5,300,957**
Shares issued upon exercise of share options, for cash	1,403,152	7,003
Estimated fair value of share options exercised	–	2,934
Shares issued for acquisition of subsidiary	–	–
Common shares issued for deferred phantom units	469,062	3,695
At December 31, 2013	**716,216,690**	**5,314,589**
Shares issued upon exercise of share options, for cash	315,914	1,996
Estimated fair value of share options exercised	–	2,141
Common shares issued for deferred phantom units	31,920	224
At December 31, 2014	**716,564,524**	**5,318,950**

19. Share-Based Payments

(a) Share Option Plans

The Company has two share option plans ("Plans") approved, as amended, by the shareholders on May 1, 2014 under which share purchase options ("Options") can be granted to directors, officers, employees and consultants.

The Company's Employee, Consultant and Advisor Plan ("Employee Plan") consists of Employee Plan Options subject to a 10-year maximum. Currently all Employee Plan Options have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an option is granted. Currently all Employee Plan Options vest in three separate tranches over two years. As at December 31, 2014, a total of 18,287,530 options (2013 – 3,622,780) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company's Directors and Officers Plan ("D&O Plan") consists of D&O Plan Options subject to a 10-year maximum. Currently all D&O Plan Options have a five-year term. D&O Plan Options vest at the discretion of the Board of Directors at the time an option is granted. Currently all D&O Plan Options vest in three separate tranches over two years. As at December 31, 2014, a total of 9,033,015 Options (2013 – 6,086,250) were available to grant to directors and officers under the D&O Plan.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014		2013	
	Weighted average exercise price CDN$	Number of options	Weighted average excercise price CDN$	Number of options
At January 1,	13.20	16,753,421	13.68	15,074,444
Regular options granted	7.78	6,365,824	10.28	5,792,130
Exercised	7.23	(315,914)	5.14	(1,403,152)
Forfeited	12.01	(1,807,339)	13.81	(2,710,001)
At December 31,	**11.75**	**20,995,992**	**13.20**	**16,753,421**

19. Share-Based Payments (continued)

At December 31, 2014, 15,199,444 share purchase options (December 31, 2013 – 11,278,478) with a weighted average exercise price of CDN$12.97 (December 31, 2013 – CDN$13.93) had vested and were exercisable. Options outstanding are as follows:

			December 31, 2014		
	Total Options Outstanding			Exercisable Options	
Range of exercise price CDN$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price CDN$	Shares	Weighted average exercise price CDN$
$6.00 to $6.99	282,227	4.6	6.41	94,075	6.41
$7.00 to $7.99	5,935,900	4.1	7.82	2,002,519	7.81
$8.00 to $8.99	45,405	3.3	8.19	30,270	8.1
$10.00 to $10.99	5,142,441	3.1	10.43	3,482,562	10.44
$12.00 to $12.99	541,452	2.2	12.75	541,452	12.75
$13.00 to $13.99	1,967,410	0.1	13.23	1,967,410	13.23
$14.00 to $14.99	212,289	2.7	14.47	212,289	14.47
$15.00 to $15.99	4,208,045	2.1	15.22	4,208,045	15.22
$16.00 to $16.99	2,636,823	1.4	16.62	2,636,823	16.62
$18.00 to $18.99	24,000	0.9	18.81	24,000	18.81
	20,995,992	2.7	11.75	15,199,444	12.97

Share based payments expense related to share options for the year ended December 31, 2014 was $11,123 (2013 – $13,269)

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2014 and 2013 were:

	2014	2013
Risk-free interest rate	1.01%	1.08%
Expected volatility (range)	45%–50%	47%–57%
Expected life (range)	0.83–2.83 years	0.8–2.8 years
Expected dividends	CDN$0.12	CDN$0.15
Forfeiture rate	6%	6%

The weighted average fair value per stock option was CDN$1.83 (2013 – CDN$2.00). Volatility was determined based on the historical volatility over the estimated lives of the options.

(b) Restricted Share Unit Plan

The Company has a Restricted Share Unit ("RSU") plan whereby restricted share units may be granted to senior management of the Company. Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. One third of the RSUs granted vest on June 30 of the grant year, a second third vest on the first anniversary of the date of grant and the last third vest on the second anniversary of the date of grant. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A total of 877,753 RSUs (2013 – 657,151) at a grant-date fair value of CDN$7.84 per unit were granted during the year ended December 31, 2014 (2013 – CDN$10.43) under the Company's RSU plan and 292,585 were exercisable at December 31, 2014 (2013 – 219,051).

The fair value of each RSU issued is determined as the closing share price at grant date.

19. Share-Based Payments (continued)

A summary of the status of the RSU plan and changes during the year is as follows:

	2014	2013
At January 1,	774,845	465,832
Granted	877,753	657,151
Redeemed	(566,075)	(348,138)
At December 31,	**1,086,523**	**774,845**

As at December 31, 2014, 1,086,523 common shares purchased by the Company remain held in trust in connection with this plan (2013 – 774,845). At the end of the period, 282,314 RSUs were fully vested and exercisable (2013 – 179,807). These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the year ended December 31, 2014 was $7,380 (2013 – $6,578).

(c) **Deferred Share Units Plan**

The Company has an Independent Directors Deferred Share Unit ("DSU") plan under which DSU's are be granted by the Board from time to time to independent directors ("participants"). The performance period of each DSU commences on the grant date and expires on the termination date of the participant. The termination date is when the participant ceases to be a Director of the Company. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company's shares on the date of redemption. At December 31, 2014, 259,037 DSUs were outstanding (2013 – 216,073 DSUs) with a value of $1,581 (2013 – $1,322), which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $272 for the year ended December 31, 2014 (2013 – reversal of $355).

(d) **Performance Share Units Plan**

The Company has a Performance Share Unit ("PSU") plan whereby performance share units may be granted to senior management of the Company. Once vested, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. PSUs are cliff vested three years from the date of grant. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000. No PSUs have been granted as of December 31, 2014.

(e) **Deferred Phantom Units**

In accordance with the acquisition agreement of European Goldfields Ltd. in February 2012, deferred phantom units ("DPUs") will be converted on redemption to Eldorado shares using the 85% share exchange ratio as indicated within the plan of Arrangement. The DPU plan was amended to allow for share settlement only. Each DPU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. During the year, the remaining 31,920 DPUs under this plan were exercised.

20. Supplementary Cash Flow Information

$	December 31, 2014	December 31, 2013
Changes in non-cash working capital		
Accounts receivable and other	(34,206)	17,705
Inventories	13,184	(24,705)
Accounts payable and accrued liabilities	(35,480)	(18,669)
Total	**(56,502)**	**(25,669)**
Supplementary cash flow information		
Income taxes paid	88,150	101,058
Interest paid	34,536	34,686

21. Financial Risk Management

21.1 FINANCIAL RISK FACTORS

Eldorado's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Eldorado's financial performance.

(a) Market Risk

(i) Foreign Exchange Risk

The Company operates principally in Canada, Turkey, China, Brazil, Greece and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency.

Eldorado's cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and debt are denominated in several currencies, and are therefore subject to fluctuation against the US dollar.

The table below summarizes Eldorado's exposure to the various currencies denominated in the foreign currency, as listed below:

(thousands)	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Swedish krona	Romanian lei	Great British pound	Brazilian real
Cash and cash equivalents	14,196	865	3,734	12,731	482,898	1,774	27,466	136	32,966
Marketable securities	4,933	–	–	–	–	–	–	–	–
Accounts receivable and other	4,632	1	28,735	21,642	228,055	–	13,092	–	25,875
Accounts payable and accrued liabilities	(12,505)	(99)	(36,571)	(6,973)	(503,392)	–	(18,047)	–	(4,430)
Debt	–	–	–	–	(100,000)	–	–	–	–
Net balance	**11,256**	**767**	**(4,102)**	**27,400**	**107,561**	**1,774**	**22,511**	**136**	**54,411**
Equivalent in US dollars	9,703	628	(4,932)	11,816	17,577	227	6,106	212	20,480

Based on the balances as at December 31, 2014, a 1% increase/decrease in the US dollar exchange rate against all of the other currencies on that date would have resulted in a decrease/increase of approximately $618 in profit (loss) before taxes. There would be no effect on other comprehensive income.

Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in US dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.

(ii) Metal Price Risk and Other Price Risk

Eldorado is subject to price risk for fluctuations in the market price of gold and other metals. Gold and other metals prices are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and eco-nomic conditions.

Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. The Company has elected not to actively manage its exposure to metal price risk at this time. From time to time, Eldorado may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

21. Financial Risk Management (continued)

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Eldorado's other price risk includes equity price risk, whereby the Company's investments in marketable securities are subject to market price fluctuation.

(iii) Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The majority of the Company's debt is in the form of notes with a fixed interest rate of 6.13%. As at December 31, 2014 the average interest rate in Eldorado's debt was 6.11% (2013 – 6.11%). A 10% increase or decrease in the interest rate on floating rate debt held at December 31, 2014 would result in a $92 decrease or increase (2013 – $92) in the Company's profit before tax.

(b) Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by rating agencies. As at December 31, 2014, approximately 57% (2013 – 53%) of Eldorado's cash and cash equivalents, including restricted cash, are held with one financial institution. The Company considers this to be its only significant credit risk exposure.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2014.

(c) Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Management monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in note 14.

21.2 CAPITAL RISK MANAGEMENT

Eldorado's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of our mining projects. Capital consists of all of the components of equity; share capital from ordinary shares, contributed surplus, accumulated other comprehensive income, deficit and non-controlling interests.

Consistent with others in the industry, Eldorado monitors capital on the basis of the debt to capital ratio and debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital. The debt to EBITDA ratio is calculated as debt, including current and non-current debt, divided by earnings before interest costs, taxes and depreciation. This policy includes a target debt to capital ratio of less than 30% and a debt to EBITDA target ratio below 3.5.

As at December 31, 2014, our debt to capital ratio was 10.8% (2013 – 10.9%) and our debt to EBITDA ratio was 1.3:1 (2013 – 1.2:1).

These policy targets are managed through the repayments and issuances of debt as well as the continuing management of operations and capital expenditures.

21. Financial Risk Management (continued)

21.3 FAIR VALUE ESTIMATION

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
- Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at December 31, 2014 are marketable securities. No liabilities are measured at fair value on a recurring basis as at December 31, 2014.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

22. Commitments

The Company's contractual obligations, not recorded on the balance sheet, at December 31, 2014, include:

$	2015	2016	2017	2018 and later
Operating leases and capital expenditures	6,361	5,153	2,845	12,114
Purchase obligations	73,103	931	249	496
Totals	**79,464**	**6,084**	**3,094**	**12,610**

Purchase obligations in 2015 relate primarily to sustaining capital expenditures at Kişladağ, mine development projects at Greece as well as operating and maintenance supply contracts at our operating mines.

23. Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. As at December 31, 2014, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado's financial position, results of operations or cash flows.

24. Related Party Transactions

Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown below:

$	2014	2013
Salaries and other short-term employee benefits	13,199	11,660
Defined benefit pension plan	1,620	2,478
Share based payments	12,514	11,766
	27,333	25,904

25. Financial Instruments by Category

Fair Value

The following table provides the carrying value and the fair value of financial instruments at December 31, 2014 and December 31, 2013:

$	December 31, 2014		December 31, 2013	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Available-for-sale				
Marketable securities	4,251	4,251	4,387	4,387
Loans and receivables				
Cash and cash equivalents	498,514	498,514	589,180	589,180
Term deposit	2,800	2,800	34,702	34,702
Restricted cash	262	262	262	262
Accounts receivable and other	77,617	77,617	78,502	78,502
Other assets	21,893	21,893	20,287	20,287
Financial liabilities at amortized cost				
Accounts payable and accrued liabilities	184,712	184,712	211,406	211,406
Debt	603,544	600,221	601,408	593,530
Other non-current liability	49,194	49,194	–	–

26. Production Costs

$	2014	2013
Labour	104,118	110,048
Fuel	51,152	42,038
Reagents	48,570	48,983
Electricity	34,865	40,694
Mining contractors	46,745	63,532
Operating and maintenance supplies and services	144,281	104,915
Site general and administrative costs	28,664	31,518
Inventory change	3,238	(3,737)
Royalties, production taxes and selling expenses	46,647	43,901
Total production costs	508,280	481,892

27. Interest and Financing Costs

$	2014	2013
Interest expense	23,039	34,101
Financing fees	5,740	6,311
Total interest and financing costs	**28,779**	**40,412**

28. Earnings per Share

The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

(in thousands)	December 31, 2014	December 31, 2013
Weighted average number of ordinary shares used in the calculation of basic earnings per share	716,288	715,181
Diluted impact of stock options	12	–
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**716,300**	**715,181**

The earnings used to calculate basic and diluted earnings per share for the year ended December 31, 2014 was $102,607 (2013 – loss of $653,329).

29. Segment Information

IDENTIFICATION OF REPORTABLE SEGMENTS

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2014, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

29.1 GEOGRAPHICAL SEGMENTS

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the TJS mine, Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China.

29. Segment Information (continued)

The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects and exploration activities in Greece. The Romania reporting segment includes the Certej development project. Other reporting segment includes operations of Eldorado's corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

							2014
$	Turkey	China	Brazil	Greece	Romania	Other	Total
Information about profit and loss							
Metal sales to external customers	524,919	460,343	31,619	51,018	–	–	1,067,899
Production costs	207,809	227,958	29,926	42,587	–	–	508,280
Inventory write-down	–	–	13,469	–	–	–	13,469
Depreciation	55,420	107,365	4,928	8,782	1	731	177,227
Gross profit (loss)	**261,690**	**125,020**	**(16,704)**	**(351)**	**(1)**	**(731)**	**368,923**
Other material items of income and expense							
Exploration expenses	3,415	2,682	3,796	1,395	2,092	2,850	16,230
Income tax expense	74,959	37,263	2,761	6,085	201	–	121,269
Additions to property, plant and equipment during the year	88,844	50,410	5,399	253,685	18,730	404	417,472
Information about assets and liabilities							
Property, plant and equipment (1)	895,035	1,407,558	205,091	2,817,855	636,134	1,938	5,963,611
Goodwill	–	52,514	–	473,782	–	–	526,296
	895,035	**1,460,072**	**205,091**	**3,291,637**	**636,134**	**1,938**	**6,489,907**
Debt	–	16,343	–	–	–	587,201	603,544

(1) Net of revenues from sale of production from tailings retreatment

29. Segment Information (continued)

							2013
$	Turkey	China	Brazil	Greece	Romania	Other	Total
Information about profit and loss							
Metal sales to external customers	608,117	418,810	46,445	50,620	–	–	1,123,992
Production costs	188,800	218,438	29,604	45,050	–	–	481,892
Depreciation	42,373	89,996	4,518	10,592	1	1,588	149,068
Gross profit (loss)	**376,944**	**110,376**	**12,323**	**(5,022)**	**(1)**	**(1,588)**	**493,032**
Other material items of income and expense							
Impairment loss on property, plant and and equipment and goodwill	–	808,414	–	–	–	–	808,414
Exploration expenses	13,377	5,337	7,012	1,307	1,624	6,029	34,686
Income tax expense	109,256	(90,177)	3,202	121,904	122	55	144,362
Additions to property, plant and equipment during the year	196,332	97,172	10,370	164,122	22,839	1,717	492,552
Information about assets and liabilities							
Property, plant and equipment (1)	854,893	1,461,592	201,791	2,546,935	616,906	2,265	5,684,382
Goodwill	–	52,514	–	473,782	–	–	526,296
	854,893	**1,514,106**	**201,791**	**3,020,717**	**616,906**	**2,265**	**6,210,678**
Debt	–	16,402	–	–	–	585,006	601,408

(1) Net of revenues from sale of production from tailings retreatment

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

29.2 ECONOMIC DEPENDENCE

At December 31, 2014, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

29.3 SEASONALITY/CYCLICALITY OF OPERATIONS

Management does not consider operations to be of a significant seasonal or cyclical nature.

BOARD OF DIRECTORS, OFFICERS AND SENIOR MANAGEMENT TEAM

BOARD OF DIRECTORS

Robert Gilmore (1) (2)
Non-executive Chairman of the Board and Independent Director

K. Ross Cory (1) (3)
Independent Director

Pamela Gibson (3) (4)
Independent Director

Geoffrey Handley (2) (4)
Independent Director

Michael Price (1) (4)
Independent Director

Steven Reid (2) (4)
Independent Director

Jonathan Rubenstein (2) (3)
Independent Director

Donald Shumka (1) (3)
Independent Director

John Webster
Independent Director

Paul Wright
Chief Executive Officer

EXECUTIVE OFFICERS

Paul Wright
Chief Executive Officer

Norman Pitcher
President

Fabiana Chubbs
Chief Financial Officer

Paul Skayman
Chief Operating Officer

Dawn Moss
Executive VP Administration and Corporate Secretary

SENIOR MANAGEMENT

Jason Cho
VP, Corporate Development

Dale Churcher
VP, Engineering

Doug Jones
Senior VP, Operations

Peter Lewis
VP, Exploration

Krista Muhr
VP, Investor Relations

David Bickford
VP and General Manager, Turkey

Eduardo Moura
VP and General Manager, Greece

Lincoln Silva
VP and General Manager, Brazil

Nicolae Stanca
VP and General Manager, Romania

Committees of the Board of Directors

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance and Nominating Committee
(4) Sustainability Committee

MINERAL RESERVES

as of December 31, 2014	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable		
GOLD	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)
Certej	20,441	1.91	1,255	26,543	1.41	1,203	46,984	1.63	2,458
Eastern Dragon	837	11.07	297	2,168	6.46	447	3,005	7.70	744
Efemçukuru	863	8.54	237	3,503	6.91	778	4,366	7.23	1,015
Jinfeng	7,166	3.91	900	9,362	3.73	1,122	16,528	3.81	2,022
Kişladağ	66,561	0.84	1,795	295,686	0.66	6,294	362,247	0.69	8,089
Olympias	6,081	7.59	1,484	11,236	7.54	2,724	17,317	7.56	4,208
Perama	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
Skouries	68,762	0.87	1,928	81,311	0.67	1,752	150,073	0.76	3,680
Tanjianshan	2,252	2.71	196	1,061	2.70	92	3,313	2.70	288
Tocantinzinho	17,514	1.51	850	24,798	1.32	1,052	42,312	1.40	1,902
White Mountain	3,394	3.11	339	2,291	3.15	232	5,685	3.13	571
Total Gold	**196,348**	**1.53**	**9,635**	**465,179**	**1.09**	**16,317**	**661,527**	**1.22**	**25,952**
SILVER									
Certej	20,441	10	6,283	26,543	12	9,967	46,984	11	16,250
Eastern Dragon	837	81	2,178	2,168	67	4,628	3,005	70	6,806
Olympias	4,851	124	19,339	11,236	130	46,962	16,087	128	66,301
Perama	2,477	3	254	7,220	4	897	9,697	4	1,151
Stratoni	524	174	2,931	263	182	1,539	787	177	4,470
Total Silver	**29,130**	**33**	**30,985**	**47,430**	**42**	**63,993**	**76,560**	**39**	**94,978**

COPPER	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)
Skouries	68,762	0.53	362	81,311	0.50	405	150,073	0.51	767
Total Copper	**68,762**	**0.53**	**362**	**81,311**	**0.50**	**405**	**150,073**	**0.51**	**767**
LEAD									
Olympias	4,851	4.1	199	11,236	4.4	494	16,087	4.3	693
Stratoni	524	6.6	35	263	7.2	19	787	6.9	54
Total Lead	**5,375**	**4.4**	**234**	**11,499**	**4.5**	**513**	**16,874**	**4.4**	**747**
ZINC									
Olympias	4,851	5.1	247	11,236	6.0	674	16,087	5.7	921
Stratoni	524	10.1	53	263	10.2	27	787	10.2	80
Total Zinc	**5,375**	**5.6**	**300**	**11,499**	**6.1**	**701**	**16,874**	**5.9**	**1,001**
IRON									
Vila Nova	2,180	59.3		6,791	58.5		8,971	58.7	
Total Iron	**2,180**	**59.3**		**6,791**	**58.5**		**8,971**	**58.7**	

Notes on Mineral Resources and Reserves:

1. Mineral reserves and mineral resources are as of December 31, 2014.
2. Mineral reserves are included in the mineral resources.
3. The mineral reserves and mineral resources are disclosed on a total project basis.
4. The Olympias mineral reserves and mineral reasources include 1.230 million tonnes of economically recoverable old tailings that grade 3.4 g/t Au. These are added into the gold Proven reserve and Measured resource categories, respectively.

Mineral Reserve Notes:

1. Gold price used was $1,250/oz except for the Skouries underground project which used $1,000. Silver price was $16.50/oz; Copper price was $3.00/lb; Pb and Zn prices were $2,100/t and $2,100/t, respectively.
2. Cut-off grades (gold g/t): Kişladağ: 0.27 to 0.32 g/t sulphide; Efemçukuru: 3.5 g/t; Perama: 0.8 g/t; Tanjianshan: 1.53 g/t JLG sulphide, 1.33 g/t JLG transition, 1.36 g/t QLT South; Jinfeng: 0.6 g/t open pit, 2.3g/t underground; White Mountain: 1.5 g/t; Eastern Dragon: 1.0 g/t open pit, 1.7g/t underground; Tocantinzinho: 0.41 g/t sulphide, 0.43 g/t oxide; Skouries: $10.00 NSR open pit, $24.87 NSR underground; Olympias: $76.00 NSR. Cut-off grade for Stratoni is based on a 18.02% Zn Equivalent grade (=Zn%+Pb%*1.39+Ag%*85). Cut-off grade for Certej is based on a 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.00811).

MINERAL RESOURCES

as of December 31, 2014

GOLD	Measured Resources Tonnes (x1000)	g/t	In-situ ounces (x1000)	Indicated Resources Tonnes (x1000)	g/t	In-situ ounces (x1000)	Total Measured & Indicated Tonnes (x1000)	g/t	In-situ ounces (x1000)	Inferred Resources Tonnes (x1000)	g/t	In-situ oz (x1000)
Certej	25,680	1.75	1,448	85,435	1.23	3,368	111,115	1.35	4,816	29,002	1.08	1,010
Eastern Dragon	800	12.48	322	2,700	6.04	530	3,500	7.50	852	2,200	2.67	190
Efemçukuru	2,069	9.12	607	3,286	7.82	827	5,355	8.32	1,434	5,404	4.99	867
Jinfeng	8,070	4.09	1,061	13,398	3.77	1,623	21,468	3.89	2,684	8,080	3.78	982
Kişladağ	70,750	0.80	1,827	456,824	0.59	8,607	527,574	0.62	10,434	380,719	0.40	4,921
Olympias	5,694	8.55	1,565	10,644	8.55	2,926	16,338	8.55	4,491	3,955	8.34	1,060
Perama	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa				0	0.00	0	0	0.00	0	10,542	5.70	1,932
Sapes				2,423	6.08	474	2,423	6.08	474	1,011	10.65	347
Skouries	99,135	0.80	2,552	184,493	0.49	2,853	283,628	0.60	5,405	168,063	0.31	1,673
Tanjianshan	2,410	2.60	202	2,903	3.13	292	5,313	2.89	494	5,890	3.15	597
Tocantinzinho	17,530	1.51	851	31,202	1.26	1,264	48,732	1.35	2,115	2,395	0.90	69
White Mountain	3,976	3.41	436	3,450	3.43	381	7,426	3.41	817	2,558	7.50	617
Total Gold	**239,178**	**1.47**	**11,295**	**806,133**	**0.93**	**24,103**	**1,045,311**	**1.05**	**35,398**	**628,585**	**0.73**	**14,819**
SILVER												
Certej	25,680	9	7,150	85,435	9	24,611	111,115	9	31,761	29,002	6	5,268
Eastern Dragon	800	91	2,400	2,700	67	5,900	3,500	73	8,300	2,200	20	1,500
Olympias	4,464	142	20,380	10,644	147	50,305	15,108	146	70,685	3,955	118	15,050
Perama	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa				0	0	0	0	0	0	10,542	57	19,156
Stratoni	689	206	4,563	434	216	3,014	1,123	210	7,577	490	169	2,662
Total Silver	**34,697**	**31**	**34,828**	**108,588**	**25**	**86,663**	**143,285**	**26**	**121,491**	**54,955**	**26**	**45,496**

COPPER	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)
Skouries	99,135	0.49	484	184,493	0.41	750	283,628	0.43	1,234	168,063	0.34	575
Total Copper	**99,135**	**0.49**	**484**	**184,493**	**0.41**	**750**	**283,628**	**0.43**	**1,234**	**168,063**	**0.34**	**575**
LEAD												
Olympias	4,464	4.7	210	10,644	5.0	532	15,108	4.9	742	3,955	3.9	153
Stratoni	689	7.8	54	434	8.0	35	1,123	7.9	89	490	6.4	31
Total Lead	**5,153**	**5.1**	**264**	**11,078**	**5.1**	**567**	**16,231**	**5.1**	**831**	**4,445**	**4.1**	**184**
ZINC												
Olympias	4,464	5.8	259	10,644	6.8	724	15,108	6.5	983	3,955	4.3	171
Stratoni	689	10.5	72	434	10.7	46	1,123	10.5	118	490	8.8	43
Total Zinc	**5,153**	**6.4**	**331**	**11,078**	**7.0**	**770**	**16,231**	**6.8**	**1,101**	**4,445**	**4.8**	**214**
IRON												
Vila Nova	2,212	59.3		10,982	58.5		13,194	58.7		9,519	59.7	
Total Iron	**2,212**	**59.3**		**10,982**	**58.5**		**13,194**	**58.7**		**9,519**	**59.7**	

3. Qualified Persons: Richard Miller, P.Eng., General Manager, Kişladağ Mine, is responsible for the Kişladağ and Perama reserves; John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Skouries open pit and Certej reserves; Doug Jones (Registered Member - SME), Senior Vice President, Operations for the Company, is responsible for the Tanjianshan, Jinfeng, White Mountain, Eastern Dragon, Efemçukuru, Olympias, and Stratoni reserves; Norm Pitcher, P.Geo., President for the Company, is responsible for the Tocantinzinho and Skouries underground reserves; Roberto Costa, principal of Roberto Costa Engenharia Ltda, is responsible for the Vila Nova reserves.

Mineral Resource Notes:

1. Cut-off grades (gold g/t): Kişladağ: 0.25 g/t; Efemçukuru: 2.5 g/t; Perama: 0.5 g/t; Jinfeng: 0.5 g/t open pit, 2.0 g/t underground; Tanjianshan: 1.0 g/t; White Mountain: 1.0 g/t; Eastern Dragon: 1.0 g/t; Tocantinzinho: 0.3 g/t ; Certej: 0.7 g/t; Skouries: 0.20 g/t Au Equivalent grade open pit, 0.60 Au Equivalent grade underground (AuEQV=Au g/t + 1.6*Cu%); Piavitsa: 3.5 g/t; Sapes: 2.5 g/t underground, 1.0 g/t ope pit. Resource cut-offs for Olympias and Stratoni are geological based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

2. Qualified Persons: Stephen Juras, Ph.D., P.Geo. and Director, Technical Services for the Company is responsible for all of the Company's mineral resources except for those associated with Vila Nova and Sapes. Peter Lewis, P.Geo. is responsible for the Sapes resources and Roberto Costa, principal of Roberto Costa Engenharia Ltda., is responsible for the Vila Nova resources.

SHAREHOLDER INFORMATION

STOCK EXCHANGES

Eldorado is traded on the Toronto Stock Exchange (TSX: ELD) and on the New York Stock Exchange (NYSE: EGO)

INVESTOR CONTACT INFORMATION

For inquiries related to Eldorado Gold's operating activities and financial performance:

Krista Muhr
Vice President Investor Relations
604 601 6701
kristam@eldoradogold.com

For inquiries related to shares, dividends or change of address:

Valiant Trust Company
Shareholder Inquiries Line:
1 866 313 1872
inquiries@valianttrust.com

ANNUAL SHAREHOLDERS MEETING

April 30, 2015
3:00pm Pacific Time

Vancouver Club
915 West Hastings Street
Vancouver, BC V6C 1C6

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company
600-750 Cambie Street
Vancouver, BC V6B 0A2 Canada

AUDITORS

KPMG LLP
Vancouver, BC

LEGAL COUNSEL

Fasken Martineau DuMoulin LLP
Vancouver, BC Canada

Dorsey & Whitney LLP
Denver, CO USA

SOURCES OF SHAREHOLDER INFORMATION

This Annual Report is one of several sources of information for shareholders of Eldorado Gold Corporation. Other sources include:

- The audited comparative financial statements published annually.
- The comparative interim financial statements published quarterly.
- The Management Proxy Circular describing the matters to be considered at the Annual Meeting of Shareholders.
- The Annual Information Form, Form 40-F and other corporate and continuous disclosure documents available on the Company's website, CDS SEDAR website (*www.sedar.com*) and the US Securities and Exchange Commission EDGAR website (*www.edgar-online.com*).

Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to the NYSE Listed Company Manual is available on the Company's website at *www.eldoradogold.com*.

COMPANY FILINGS

www.sedar.com
www.sec.gov

CORPORATE INFORMATION

CANADA (HEAD OFFICE)

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, BC V6C 2B5 Canada

Tel: 604 687 4018
Fax: 604 687 4026
Toll-free: 1 888 353 8166

TURKEY

Tüprag Metal Madencilik Sanayive
Ticaret A.S.
Iran Caddesi
Turan Emeksiz Sok. No. 1
06700 Gaziosmanpasa
Ankara Turkey

Tel: 90 312 468 4536
Fax: 90 312 468 2646

CHINA

Eldorado Gold Corporation
Room 1001, West Tower
LG Twin Towers
B-12 Jianguomenwai Avenue
Chaoyang District, Beijing
100022 China

Tel: 86 10 5828 7966
Fax: 86 10 5828 7967

GREECE

Hellas Gold SA & Thracean Gold
Mining SA
23A Vasilissis Sofias Avenue
Athens
10674 Greece

Tel: 30 214 687 0000
Fax: 30 214 687 0095

BRAZIL

Unamgen Mineração e Metalurgia S/A
Avenida Olegário Maciel
1846 – Santo Agostinho
Belo Horizonte, MG
CEP 30180-112 Brazil

Tel: 55 31 2101 3753
Fax: 55 31 2101 3758

ROMANIA

Deva Gold SA
No. 9 Dragos Voda Street
BL. 28, SC. A-B
Deva, Hunedoara County
330034 Romania

Tel: 40 25 423 3680
Fax: 40 25 423 3682

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain statements and information in this Annual Report, including all statements that are not historical facts, are forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to our strategy, plans, goals, outlook, financial disclosure; our future financial and operational performance, price of gold and other commodities, cash flow, cash costs, targets, production and expenditures; our mineral reserves and resources estimates; and our proposed mine development (including permitting), exploration, acquisitions and other events and developments that have not yet happened. Often, these statements include words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

With respect to forward-looking statements and information included in this Annual Report, we have made numerous assumptions including among other things, assumptions about the price of gold and other commodities; exchange rates; anticipated costs and expenditures; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions on our business; the political and economic environment in which we operate; and the ability to achieve our goals. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there is no assurance that the forward-looking statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks, uncertainties and other factors include, among other things, the following:

- regulatory restrictions, including environmental regulatory restrictions and liability, including actual costs of reclamation;
- risks of operating in foreign countries, including controls, regulations, changes in mining regimes or governments and political or economic developments in the countries in which we currently or may in the future conduct business;
- changes in law and regulatory requirements, including permitting, foreign investment, environmental, tax and health and safety laws and regulations;
- title, permitting and licensing risks, including the risks of obtaining and maintaining the validity and enforceability of necessary permits and licenses, the timing of obtaining and renewing such permits and licenses, and risks of defective title to mineral property;
- competition for mineral properties and merger and acquisition targets;
- environmental risks, including use and transport of regulated substances;
- infrastructure, water, energy, equipment and other input availability and durability, and their cost and impact on capital and operating costs, exploration, development and production schedules;
- volatility of global and local economic climate;
- community and non-governmental actions and regulatory risks, including the possibility of a shutdown at any of our operations;
- ability to maintain positive relationships with the communities we operate in and loss of reputation;
- gold and other metal price volatility and the impact of any related hedging activities;
- subjectivity of estimating mineral resources and reserves and the reliance on available data and assumptions and judgments used in interpretation of such data and depletion of grades or quantities of reserves;
- discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;
- speculative and uncertain nature of gold and other mineral exploration;
- development, mining and operational risk, including timing, hazards and losses that are uninsured or uninsurable;
- risks of not meeting production and cost targets or estimates;
- the loss of key employees and our ability to attract and retain qualified personnel and labour disputes;
- prices for energy inputs, labour, material costs, supplies and services (including shipping) remaining consistent with expectations;
- risk associated with joint ventures;
- increased capital requirements and the ability to obtain financing;
- currency exchange fluctuations and the impact of any related hedging activities;
- risks associated with maintaining substantial levels of indebtedness, including potential financial constraints on operations;
- the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated or the costs of acquisition may be higher than anticipated;
- the impact of acquisitions and dispositions, including effect of expanded portfolio of projects on our operations, capital requirements, and financial condition and ability to complete acquisitions;
- litigation risks, including the uncertainties inherent in current and future legal challenges we are, or may become, a party to;
- share capital dilution and share price volatility;
- taxation, including change in tax laws and interpretations of tax laws;
- failure, security breaches or disruption of our information technology systems; and
- risks related to natural disasters and climate change.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this Annual Report except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Cautionary Note about Production Outlook, Guidance and Estimates
Readers are cautioned that production outlook, guidance and estimates are subject to a variety of factors that are likely to cause actual results to vary from our estimates, and such variations may be material. Forward-looking information generally involves risks and uncertainties as described above which are, in many instances, beyond our control, including: (i) global and local economic conditions; (ii) pricing and cost factors; (iii) unanticipated events or changes in current development plans, execution of development plans, future operating results, financial conditions or business over time; and (iv) unfavourable regulatory developments, that could cause actual events and results to vary significantly from those included in or contemplated by such statements. The production outlook, guidance and estimates reflect certain assumptions by us, which assumptions may differ with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation, a continuation of existing business operations on substantially the same basis as currently exists all of which assumptions are difficult to predict and many of which are beyond our control. Accordingly, there is no assurance that the outlook, guidance and estimates are indicative of our future performance or that actual results would not differ materially from those in the outlook, guidance and estimates.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource", there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

WORLD GOLD COUNCIL MEMBER



Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, BC V6C 2B5 Canada

Tel: +1 604 687 4018
Fax: +1 604 687 4026
Toll-free: +1 888 353 8166

eldoradogold.com

TSX: ELD
NYSE: EGO

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